SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 29, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Interim Report First Quarter 2019, dated April 24, 2019
●	Interim Report First Quarter 2019, dated April 24, 2019
●	First Quarter 2019 Results Presentation, dated April 24, 2019
●	2019 Q1 Financials to the Market

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-04-24

Interim Report First Quarter 2019

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces its consolidated results for the first quarter 2019.

CEO comment by Anders Nilsson
“In the first quarter of 2019 we started laying the foundation for future growth. We launched Com Hem mobile as a new growth driver and continued to see early progress on our FMC strategy with 45,000 customers now on FMC-offers. We are on track to reach our full year guidance with flat end-user service revenue and strong growth in underlying EBITDA excluding IFRS 16. This is largely driven by the integration and cost restructuring process which is well under way.”

Highlights
●	Revenue of SEK 7.2 billion (5.4), representing organic decline of -1 percent
●	End-user service revenue of SEK 5.3 billion, stable on an organic basis
●	Organic growth of 8 percent in underlying EBITDA excluding IFRS 16 for the Group
●	Organic growth of 5 percent in underlying EBITDA excluding IFRS 16 in Sweden, mainly driven by initial synergies from the Com Hem merger
●	Profit after financial items (EBT) was SEK 1.0 billion (0.8)
●	Earnings per share after dilution was SEK 1.11 (1.24)
●	Cost synergies reached an annualized run rate of SEK 300 million at the end of Q1
●	Com Hem mobile was launched during the quarter
●	Financial guidance unchanged

Teleconference and webcast
Tele2 will host a teleconference with presentation at 10:00 CEST (09:00 BST, 04:00 EDT) on Wednesday, April 24, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information:
To make sure you are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Use Confirmation Code 8792765.

Dial-in numbers:
SE: +46 (0) 8 50 69 21 80
UK: +44 (0) 2071 928000
US: +1 631 510 74 95

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-04-24

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CEST on April 24, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Q1 2019 Highlights

●   Revenue of SEK 7.2 billion, representing organic decline of –1 percent
●   End-user service revenue of SEK 5.3 billion, stable on an organic basis
●   Organic growth of 8 percent in underlying EBITDA excluding IFRS 16 for the Group
●   Organic growth of 5 percent in underlying EBITDA excluding IFRS 16 in Sweden, mainly driven by initial synergies from the Com Hem merger
●   Com Hem mobile launched
●   Financial guidance unchanged, see page 5

Key Financial Data
SEK million	Q1		Full year
	2019 IFRS 16	2018 IAS 17	2018 IAS 17
Revenue	7,217	5,425	23,704
End-user service revenue	5,314	3,561	15,593
Underlying EBITDA	2,659	1,460	6,633
EBITDA	2,397	1,395	6,038
Operating profit	1,104	900	3,750
Profit after financial items	1,000	818	3,372
Net profit/loss	769	622	1,610
Earnings per share, after dilution (SEK)	1.11	1.24	3.01

Key financial data including Com Hem pro forma
	Q1			Full year
SEK million	2019	2018	Organic %	2018
Revenue	7,217	7,209	-1%	29,761
End-user service revenue	5,314	5,279	0%	21,434
Mobile end-user service revenue	2,994	2,890	3%	11,934
Fixed end-user service revenue	1,880	1,944	-3%	7,727
Underlying EBITDA excluding IFRS 16	2,340	2,141	8%	9,015
Capex excluding spectrum and leases	643	610		2,759
OCF excluding spectrum, rolling 12 months 1)	6,491	6,154		6,475
Economic net debt to underlying EBITDAaL	2.6	1.5		2.8

1) Operating Cash Flow, see Non-IFRS measures page 27

Continuing operations
Figures presented in this report refer to Q1 2019 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2018. Tele2 Kazakhstan is reported as discontinued operation for all periods. Discontinued operations also include the former operations in the Netherlands and Russia. See Note 11.

Non-IFRS measures
This report contains certain non-IFRS measures which are defined and reconciliated to the closest reconcilable line items in the section Non-IFRS measures on page 27. Note that organic growth rates, as further defined in the Non-IFRS section, includes Com Hem pro forma for all periods. For further definitions of industry terms and acronyms, please refer to the Investor section at www.tele2.com.

Tele2 - Interim Report January-March 2019 1 (35)

CEO Word, Q1 2019
In the first quarter of 2019 we started laying the foundation for future growth. We launched Com Hem mobile as a new growth driver and continued to see early progress on our FMC strategy with 45,000 customers now on FMC-offers. We are on track to reach our full year guidance with flat end-user service revenue and strong growth in underlying EBITDA excluding IFRS 16.
This is largely driven by the integration and cost restructuring process which is well under way.

“We aim to combine the disciplined and predictable pricing of the fixed market with the agile, customer-friendly mobile market to capitalize on the demand for household connectivity”
Q1 2019 summary
Group organic end-user service revenue (EUSR) was flat in the quarter with the Baltics growing 7 percent while Sweden declined by 1 percent. Group underlying EBITDA excluding IFRS 16 grew by 8 percent with the Baltics growing by 16 percent and Sweden by 5 percent driven by cost reduction.
In the Sweden Consumer segment, total EUSR declined by 1 percent as growth in core services was offset by decline in legacy services and Landlord & other. Core services, representing over 70 percent of the segment’s EUSR, grew by 3 percent, with Mobile Postpaid growing 2 percent, Fixed Broadband growing 8 percent while Digital TV via Cable & Fiber declined by 1 percent. Legacy services, including Mobile Prepaid, DTT and Fixed telephony & DSL, declined by 11 percent. We believe that initiatives taken since the merger including launch of Com Hem mobile and migration of customers into FMC benefit plans will enhance growth in core services over time and offset decline in legacy services. In the Sweden Business segment, we saw continued mobile EUSR growth of 1 percent driven by higher customer intake, offset by a drag from legacy products resulting in a 2 percent decline in total EUSR.

Several growth drivers to bring stable growth
Since the merger with Com Hem we have introduced several new growth drivers such as cross selling mobile into the fixed consumer base through Com Hem mobile, selling fixed into the mobile consumer base, reducing churn through FMC benefits and refocusing the B2B business on profitable growth. These initiatives will take some time before they gain enough momentum to get to the low single digit EUSR we guide for the mid-term. Further, our strategy is to reach our growth targets by running several growth drivers in parallel, without pushing each of them too hard, and avoiding actions that may increase cost or be too disruptive. In addition we are also evaluating new initiatives which could help further secure future growth.

Delivering on cost synergies
While we are setting Tele2 up for future revenue growth we have also started executing on cost reduction, making progress toward the cost synergy target. In the quarter we realized SEK 50 million of cost synergies, and reached an annualized run-rate of SEK 300 million at the end of the quarter out of the target SEK 900 million after three years. The cost reductions were mainly related to head count reduction in common functions and the Sweden Consumer segment. We incurred SEK 155 million of integration costs this quarter and have so far incurred SEK 365 million of the expected SEK 1 billion of restructuring costs.

Looking forward
Having completed the first full quarter after the merger with Com Hem we see that the cost transformation is on track. Focus going forward will be to reignite growth through our pipeline of initiatives. As we transform Tele2 into a truly integrated operator, we will increasingly look at the market as a whole rather than split into mobile and fixed silos, both internally and commercially. This will not only reduce cost but also create growth as we aim to combine the disciplined and predictable pricing of the fixed market with the agile, customer-friendly mobile market to capitalize on the demand for household connectivity through a more-for-more FMC strategy. We think that this strategy will be beneficial for all stakeholders in the market as we move from being a cost-cutting play, operating in two stagnant markets, mobile and fixed, to become an efficient challenger in a growing three-player FMC-market with focus on customer satisfaction.
Anders Nilsson
President and Group CEO

Tele2 - Interim Report January-March 2019 2 (35)

Financial overview

Analysis of profit/loss KPIs
SEKmillion	2019 Q1 IFRS 16	2018 Q1 IAS 17	2018 Full year IAS 17
Revenue	7,217	5,425	23,704
End-user service revenue	5,314	3,561	15,593
Underlying EBITDA	2,659	1,460	6,633
Items affecting comparability	–262	–65	–595
EBITDA	2,397	1,395	6,038
Depreciation/amortization	–1,303	–509	–2,446
of which amortization of surplus from acquisitions	–299	–37	–314
of which depreciation of right-of-use assets	–303	–	–
Impairment	–	–	149
Result from shares in joint ventures and associated companies	10	14	9
Operating profit	1,104	900	3,750
Net interest and other financial items	–104	–82	–378
of which lease interest (IFRS 16)	–21	–	–
Income tax	–231	–196	–1,762
Net profit	769	622	1,610

Reconciliation of leasing effects
Underlying EBITDA	2,659	1,460	6,633
Reverse IFRS 16 effect	–319	–	–
Underlying EBITDA excluding IFRS 16	2,340	1,460	6,633

Underlying EBITDA	2,659	1,460	6,633
Rights of use asset depreciation and lease interest	–324	–	–
Underlying EBITDAaL	2,335	1,460	6,633

Revenue increased by 33 percent related to the merger with Com Hem. Organic revenue growth amounted to –1 percent, as end-user service revenue was flat and equipment revenue declined, mainly in Sweden. Mobile end-user service revenue contributed positively with growth of 3 percent, while fixed end-user service revenue declined organically by 3 percent.

Underlying EBITDA grew by 82 percent mainly as a result of the merger with Com Hem and the implementation of IFRS 16 which removes the cost of operating leases from underlying EBITDA, starting January 1, 2019. To facilitate comparability during 2019, Tele2 will report underlying EBITDA excluding IFRS 16. Organic growth in underlying EBITDA excluding IFRS 16 was 8 percent.

Underlying EBITDA, an improved indicator of underlying business performance, has replaced adjusted EBITDA which was previously reported, see section Non-IFRS measures on page 27, with historical performance data available at Tele2.com.

Following the implementation of IFRS 16, Tele2 will also use underlying EBITDAaL (EBITDA after Leases) as a complementary measure of profitability going forward since it reflects the cost of operating leases. It will also be used as denominator when measuring financial leverage.

Items affecting comparability amounted to SEK –262 (–65) million mainly as a result of the merger with Com Hem, Note 3.

Depreciation/amortization increased both as a result of the inclusion of Com Hem and the implementation of IFRS 16, with SEK 303 million of depreciation of right-of-use assets (leased assets) in the quarter. Despite this, operating profit grew to SEK 1,104 (900) million.
Revenue and end-user service revenue	Underlying EBITDAaL / Underlying EBITDAaL margin
SEK million	SEK million/Percent

Tele2 - Interim Report January-March 2019 3 (35)

Analysis of cash flows
SEK million, total operations	2019 Q1 IFRS 16	2018 Q1 IAS 17	2018 Full year IAS 17
Underlying EBITDA, continuing operations	2,659	1,460	6,633
Items affecting comparability, continuing operations	–262	–65	–595
EBITDA continuing operations	2,397	1,395	6,038
EBITDA discontinued operations	434	190	1,399
Amortization of lease liabilities	–382	0	0
Capex paid	–1,671	–840	–3,403
Changes in working capital	116	–467	–1,123
Financial items paid / received	–130	–88	–603
Taxes paid	–293	–145	–643
Other cash items	–34	23	92
Equity free cash flow	437	68	1,757
Equity free cash flow, continuing operations	241	195	2,072
Equity free cash flow, continuing operations, rolling 12 months	2,118	2,975	2,072

EBITDA from total operations amounting to SEK 2,831 million included SEK 434 million contribution from the discontinued operation in Kazakhstan.

Capex paid amounted to SEK –1,671 (–840) million, driven by the inclusion of Com Hem and by spectrum payments of SEK 799 million, including the SEK 721 million payment of the 700 MHz license in Sweden.

Amortization of lease liabilities is reported since January 1, 2019, following the implementation of IFRS 16 and reflects the payment for leased assets which is no longer reflected within EBITDA.

Changes in working capital amounted to SEK 116 (–467) million, as negative performance in previous quarters was partially reversed.

Equity free cash flow (EFCF) was higher than in the corresponding period last year mainly as a result of working capital changes and the merger with Com Hem.

Analysis of financial position
SEK million	2019 Mar 31 IFRS 16	2018 Dec 31 IAS 17
Financial debt
Bonds	20,229	20,580
Commercial papers	2,100	4,491
Debt related to leasing	5,807	16
Financial institutions and other liabilities	3,746	3,219
Cash and cash equivalents	–914	–404
Other net debt adjustments	1,602	978
Net debt	32,570	28,880
Economic net debt	25,058	27,865
Economic net debt to Underlying EBITDAaL	2.6	2.8

Unutilized overdraft facilities and credit lines	9,561	9,116

Tele2 ended the quarter with an economic net debt to underlying EBITDAaL of 2.6x, which is within its financial leverage target range of 2.5–3.0x. A bridge between net debt and economic net debt is available in the section Non-IFRS measures in this report.

The company is of the opinion that the ratio of economic net debt to underlying EBITDAaL is in all significant respects comparable to the ratio reported prior to the implementation of IFRS 16.
End-user service revenue per segment, Q1 2019	End-user service revenue per service, Q1 2019

Tele2 - Interim Report January-March 2019 4 (35)

Financial guidance

Financial guidance (unchanged)
Tele2 AB gives the following guidance for continuing operations in constant currencies and including Com Hem pro forma

Mid-term ambition
•  Low-single digit growth of end-user service revenue
•  Mid-single digit growth of underlying EBITDAaL
•  Capex excluding spectrum and leasing assets of SEK 3.0–3.5 billion during roll-out of 5G and Remote-PHY

Full-year 2019
•  End-user service revenue is expected to be approximately unchanged compared with 2018, as revenue growth enhancing initiatives are being rolled out and are estimated to have impact the following years
•  Mid-single digit growth of underlying EBITDA excluding IFRS 16
•  Capex excluding spectrum and leasing assets of between SEK 2.9–3.2 billion

Dividend
For the financial year 2018, the Board of Directors of Tele2 AB has decided to recommend to the Annual General Meeting (AGM) on 6 May 2019 that an ordinary dividend of SEK 4.40 be paid per ordinary A and B share, in two equal tranches.
In addition the Board intends to remunerate shareholders with the net proceeds received, after adjusting for loss of future underlying EBITDAaL contribution, from the sale of the operations in the Netherlands and Kazakhstan. Further information will be given by mid-2019, when the Kazakhstan divestment is expected to be completed.

Dividend payment dates
If the AGM decides in accordance with the proposal by the Board of Directors, the dividend is expected to be paid as follows:
•	SEK 2.20 per share to be distributed to shareholders on May 13. The first day of trading in the shares excluding the right to receive dividend is expected to be May 7 and the record date May 8.
•
SEK 2.20 per share to be distributed to shareholders on October 7. The first day of trading in the shares excluding the right to receive dividend is expected to be October 1 and the record date October 2.

Financial policy
The financial policy has been updated to reflect the implementation of the IFRS 16 accounting standard from January 1, 2019. The changes are currently not expected to have any implications for the level of borrowings or shareholder remuneration of the Group.
•	Tele2 will seek to operate within a range for economic net debt to underlying EBITDAaL of between 2.5–3.0x, and to maintain investment grade credit metrics
•	Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
–	An ordinary dividend of at least 80 percent of equity free cash flow; and
–	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of underlying EBITDAaL growth

Tele2 - Interim Report January-March 2019 5 (35)

Overview by segment

Sweden
The integration with Com Hem, which is the main focus of the Swedish business, progressed according to plan and cost synergies of approximately SEK 50 million contributed to the performance in the quarter. The annualized run-rate cost synergies were estimated to have reached SEK 300 million at the end of Q1. Integration costs of SEK 155 million for the Com Hem merger were incurred in the quarter, for a total of SEK 365 million since the integration program started.

Pro forma review including Com Hem
The following pro forma review of the Swedish business describes the business as if Com Hem had been part of the Tele2 Group throughout all reviewed periods.
Revenue and total end-user service revenue decreased by 1 percent as legacy fixed services in both the consumer and business segments continued to decline, while mobile end-user service revenue growth was positive.
Underlying EBITDA excluding IFRS 16 grew by 5 percent, driven mainly by cost synergies from the integration and restructuring.
The SEK 721 million fee for the 700 MHz spectrum awarded in Q4 2018 was paid in Q1 2019.

Financials (SEK million)	2019 Q1	2018 Q1 Pro Forma	organic %	2018 Full year Pro forma
Revenue	5,471	5,558	-2%	22,474
Sweden Consumer	3,799	3,856	–1%	15,832
Sweden Business	1,672	1,702	–2%	6,642

Underlying EBITDA	2,101	1,761		7,214

Underlying EBITDA excluding IFRS16	1,843	1,761	5%	7,214
Sweden Consumer	1,469	1,389	6%	5,764
Sweden Business	374	372	0%	1,450

Underlying EBITDA margin excluding IFRS16	34%	32%		32%

Capex
Network	201	181		802
IT	176	111		589
Customer equipment	126	122		380
Other	41	15		95
Capex excluding spectrum and leases	544	429		1,866
Spectrum	0	0		721
Right-of-use assets (leases)	239	0		0
Capex	783	429		2,587

Capex excluding spectrum and lease assets/revenue	10%	8%		8%

Tele2 - Interim Report January-March 2019 6 (35)

Sweden Consumer
The consumer market was stable overall, in line with previous quarters. Com Hem mobile was launched, the first brand in Sweden to offer both fixed and mobile services on the same invoice, and the FMC benefit scheme was further enhanced with a double-speed offering for fixed broadband. The number of FMC customers increased to 45,000, with initial data indicating a positive effect on customer loyalty as expected.
Tele2 regained the first place on the Netflix speed index, having held the top position 54 times out of the last 61 months.
The mobile postpaid RGU stock continued to be driven by Comviq, while the prepaid and mobile broadband RGU stocks saw a market-driven decline. The introduction of Com Hem mobile is expected to enhance customer growth over time but had a limited effect in the quarter.
The Fixed broadband subscriber base grew steadily with 12,000 net adds, in line with the first quarter of 2018. ASPU improved by 1.8 percent driven by pricing activities during 2018 on the Com Hem brand. Fixed broadband revenue increased by 8 percent driven equally by sustained subscriber growth on both Com Hem and Boxer brands and by last year’s price adjustment on the Com Hem customer base.
The Com Hem TV subscriber base grew by +3,000, versus a slight decline in Q1 2018, driven by additional group agreement subscribers. The DTT subscriber base contracted by –11,000 due to pricing and the market pressure caused by fiber rollout. TV revenue decreased by 6 percent driven mainly by the decline in the Boxer RGU stock.
The integration and right-sizing of the organization progressed according to plan with a number of activities identified to realize synergies.
Underlying EBITDA excluding IFRS 16 increased by 6 percent mainly driven by successful cost management and restructuring.

Operating data (by thousands)	2019 Q1	2018 Q1 Pro forma	2019 Mar 31	2018 Mar 31 Pro forma
RGUs	Net intake		RGU base
Mobile	–20	–50	2,927	2,976
Postpaid	5	-7	1,822	1,796
Prepaid	–25	–43	1,105	1,180
Fixed	–7	–21	2,201	2,256
Fixed broadband	12	12	839	790
Digital TV	–8	–12	1,049	1,086
Cable & Fiber	3	–2	661	653
DTT	–11	–11	388	432
Fixed telephony & DSL	–11	–20	313	381

Addressable fixed footprint	64	40	3,178	2,871

KPIs and Financials (SEK million)	2019 Q1	2018 Q1 Pro forma	%	2018 Full year Pro forma
ASPU (SEK)
Mobile
Postpaid	216	213	1.3%	216
Prepaid	83	83	–0.1%	84
Fixed
Fixed broadband	247	243	1.8%	247
Digital TV
Cable & Fiber	236	241	–2.0%	241
DTT	289	293	–1.3%	293
Fixed telephony & DSL	110	109	1.1%	111

Revenue
Mobile	1,457	1,452	0%	5,881
Postpaid	1,179	1,152	2%	4,698
Prepaid	278	300	–7%	1,183
Fixed	1,531	1,555	–2%	6,243
Fixed broadband	618	571	8%	2,380
Digital TV	807	856	–6%	3,379
Cable & Fiber	466	472	–1%	1,901
DTT	341	384	–11%	1,478
Fixed telephony & DSL	106	128	–17%	484
Landlord & Other	176	184	–4%	722
End-user service revenue	3,164	3,191	–1%	12,846
Operator revenue	190	187		780
Equipment revenue	445	478		2,206
Revenue	3,799	3,856	–1%	15,832

Underlying EBITDA	1,641	1,389		5,764

Underlying EBITDA excluding IFRS 16	1,469	1,389	6%	5,764
Underlying EBITDA margin excluding IFRS 16	39%	36%		36%

Tele2 - Interim Report January-March 2019 7 (35)

Sweden Business
The business is undergoing a period of restructuring to focus on higher-margin, network-based ICT services, regain revenue growth and make structural cost savings.
In the Large Enterprise segment the major operators have been focusing on defending existing customer bases, while SME segment continues to be competitive with fighter brands offering consumer-like pricing to SOHO customers.
Tele2 continued its positive trend in RGU growth, driven by the Large Enterprise segment, although at a slower pace than during the second half of 2018.
New contracts were won with both municipalities and large enterprises including Rejlers, Toshiba, Balder and GDL Logistics. Renewals and contract expansions were agreed with customers including NCC, Stena and Linköping University.
The growth in mobile end-user service revenue continued to be positive at +1 percent, while total end-user service revenue declined by 2 percent attributable to decreasing revenue within legacy products.
Underlying EBITDA excluding IFRS 16 was unchanged despite the decline in end-user service revenue.

Operating data (by thousands)	2019 Q1	2018 Q1 Pro forma	2019 Mar 31	2018 Mar 31 Pro forma
RGUs	Net intake		RGU base
Mobile
Postpaid	7	34	896	855

KPIs and Financials (SEK million)	2019 Q1	2018 Q1 Pro forma	%	2018 Full year Pro forma
ASPU, SEK
Mobile
Postpaid	177	188	–5.5%	186
Revenue
Mobile	475	472	1%	1,905
Fixed	295	325	–9%	1,238
Solutions	264	261	1%	1,051
End-user service revenue	1,034	1,058	–2%	4,194
Operator revenue, excluding
Wholesale	24	31		127
Equipment revenue	446	467		1,744
Wholesale	167	145		573
Internal sales	1	1		4
Revenue	1,672	1,702	–2%	6,642

Underlying EBITDA	460	372		1,450

Underlying EBITDA excluding IFRS 16	374	372	0%	1,450
Of which wholesale	68	64		200

Underlying EBITDA margin excluding IFRS 16	22%	22%		22%

Baltics
Lithuania
The market stayed competitive in terms of pricing, especially in the mobile broadband segment. Tele2’s marketing campaign Tele2 Free Internet won an award as “The Most Efficient Marketing Campaign” at the Password 2019 conference.
Net RGU intake of –4,000 was attributable to prepaid decline of –13,000, while all other segments demonstrated positive net intake.
Mobile end-user service revenue grew by 11 percent in local currency, mainly driven by increased postpaid consumer ASPU and growth in the mobile broadband RGU base.
Underlying EBITDA excluding IFRS 16 grew by 25 percent in local currency driven by higher revenue, with the margin reaching 38 (33) percent.

Operating data (by thousands)	2019 Q1	2018 Q1	2019 Mar 31	2018 Mar 31
	Net intake		RGU base
RGUs, mobile	–4	16	1,857	1,808

KPIs and Financials (SEK million)	2019 Q1	2018 Q1	organic %	2018 Full year
ASPU (EUR)	6.0	5.6	8%	5.9

Revenue
End-user service revenue	351	302	11%	1,329
Operator revenue	60	55		249
Equipment revenue	193	170		822
Internal sales	9	5		30
Revenue	613	532	10%	2,430

Underlying EBITDA	245	178		817

Underlying EBITDA excluding IFRS 16	232	178	25%	817
Underlying EBITDA margin excluding IFRS 16	38%	33%		34%
Capex	29	22		144
Capex excluding spectrum and leases	26	22		144
Capex excluding spectrum and leases/revenue	4%	4%		6%

Tele2 - Interim Report January-March 2019 8 (35)

Latvia
The main themes in the market were service bundles, handset promotion and intense competition in the B2B sector. Tele2 continues to focus on service quality, customer satisfaction, sales efficiency and operational excellence. Rolling 3-month consumer customer NPS reached the highest level in two years.
Tele2 Latvia advanced to the top-10 list of most attractive employers in Latvia in a nation-wide survey, making the strongest year-on-year improvement of all big companies in the country.
The total RGU base was almost stable despite continued prepaid decline. The postpaid segment performed well with increases in both the consumer voice, mobile broadband and business RGU bases.
Mobile end-user service revenue grew by 6 percent in local currency, driven by ASPU growth mainly related to data monetization.
The underlying EBITDA margin excluding IFRS 16 increased to 36 (35) percent, driven mainly by higher revenue and continuous cost management.
Capex included SEK 67 million for the 3,5GHz license won in Q3 2018, which was paid for and booked in the quarter.
Operating data (by thousands)	2019 Q1	2018 Q1	2019 Mar 31	2018 Mar 31
	Net intake		RGU base
RGUs, mobile	–5	–10	946	942

KPIs and Financials (SEK million)	2019 Q1	2018 Q1	organic %	2018 Full year
ASPU (EUR)	6.7	6.3	6%	6.6

Revenue
End-user service revenue	199	179	6%	768
Operator revenue	47	47		201
Equipment revenue	72	66		321
Internal sales	4	4		18
Revenue	322	296	4%	1,308

Underlying EBITDA	125	103		474

Underlying EBITDA excluding IFRS 16	116	103	8%	474
Underlying EBITDA margin excluding IFRS 16	36%	35%		36%
Capex	101	24		113
Capex excluding spectrum and leases	31	24		112
Capex excluding spectrum and leases/revenue	10%	8%		9%

Estonia
Tele2 launched new mobile postpaid tariffs for consumers and businesses in Q1 which received positive initial reception in the market. New prepaid price plans were also launched in March as the prepaid brand Smart was closed. Tele2 has registered for the upcoming 3.5 GHz auction.
Net adds amounted to –5,000 driven by the consumer segment, while the number of business RGUs increased. The impact of closing telemarketing last year has been compensated by improved retail performance and customer retention and has resulted in higher quality and value of new customer intake. ASPU grew by 3 percent, but total end-user service revenue decreased by 3 percent organically due the decline of the RGU base over the past twelve months.
Underlying EBITDA excluding IFRS 16 increased by 1 percent, and the margin increased to 21 (19) as an effect of the closing of telemarketing which was an expensive and labor consuming intake channel.
Operating data (by thousands)	2019 Q1	2018 Q1	2019 Mar 31	2018 Mar 31
	Net intake		RGU base
RGUs, mobile	–5	–5	432	459

KPIs and Financials (SEK million, unless otherwise stated)	2019 Q1	2018 Q1	organic %	2018 Full year

ASPU (EUR)
Mobile	7.7	7.5	3%	7.8

Revenue
End-user service revenue	110	108	–3%	451
Operator revenue	32	30		133
Equipment revenue	40	50		197
Internal sales	1	1		6
Revenue	183	189	–8%	787

Underlying EBITDA	47	35		167

Underlying EBITDA excluding IFRS 16	38	35	1%	167
Underlying EBITDA margin excluding IFRS 16	21%	19%		21%
Capex	29	17		87
Capex excluding spectrum and leases	20	17		87
Capex excluding spectrum and leases/revenue	11%	9%		11%

Tele2 - Interim Report January-March 2019 9 (35)

Other markets
Croatia
The quarter started with prolonged Christmas campaigning, and the market later focused on hardware and convergent offers. Tele2’s unique Unlimited products remain at the center of its offerings. The strengthening of the retail channel continued with the insourcing of another three stores, ending the quarter with a total of 18 Tele2-managed stores.
The spectrum portfolio was extended with another 10 MHz in the 2100 MHz band, which was deployed at the end of the quarter.
End-user service revenue grew organically by 14 percent, adjusted for the non-recurring revenue reported for Q1 2018, due to a 6 percent higher RGU base and a 7 percent increase in ASPU.
Underlying EBITDA excluding IFRS 16 increased as a result of higher end-user service revenue, lower spec-trum cost and a continued focus on cost efficiency.
The increase in capex was driven by continued investments in spectrum and network quality.

Operating data (by thousands)	2019 Q1	2018 Q1	2019 Mar 31	2018 Mar 31
	Net intake		RGU base
RGUs, mobile	–3	3	894	844

KPIs and Financials (SEK million)	2019 Q1	2018 Q1	organic %	2018 Full year

ASPU (HRK)	76	71	7%	77

Revenue
End-user service revenue	286	260	14%	1,110
Operator revenue	49	44		269
Equipment revenue	138	127		550
Internal sales	2	2		8
Revenue	475	433	10%	1,937

Underlying EBITDA	119	33		268

Underlying EBITDA excluding IFRS 16	90	33	157%	268
Underlying EBITDA margin excluding IFRS 16	19%	8%		14%

Capex	83	11		128
Capex excluding spectrum and leases	15	11		128
Capex excluding spectrum and leases/revenue	3%	3%		7%

Germany
The net RGU intake in the quarter was stable in absolute terms compared to Q1 2018, with both churn and intake slightly higher. The closing RGU base amounted to 295,000 (352,000) and revenue declined accordingly by 16 percent.
The underlying EBITDA margin excluding IFRS 16 increased to 46 (43) percent, driven by a reduction in transit and termination rates, lower cost for bad debt and a continued strict cost discipline.

KPIs and Financials (SEK million)	2019 Q1	2018 Q1	organic %	2018 Full year
Revenue	122	139	–16%	539

Underlying EBITDA	56	60		249

Underlying EBITDA excluding IFRS 16	56	60	–10%	249
Underlying EBITDA margin excluding IFRS 16	46%	43%		46%

Tele2 - Interim Report January-March 2019 10 (35)

Kazakhstan (discontinued)
The market players continued to re-position their price plans around different options for free usage of social networks, and Tele2 launched two OTT TV products.
Net intake declined to –93,000 due to a change in focus to attract higher-quality subscribers and increased market competition.
End-user service revenue increased by 22 percent in local currency driven by 19 percent higher ASPU related to several repricing moves over the past year.
Underlying EBITDA excluding IFRS 16 increased by 60 percent in local currency both due to higher revenue and a margin improvement to 40 (29) percent.

Operating data (by thousands)	2019 Q1	2018 Q1	2019 Mar 31	2018 Mar 31
	Net intake		RGU base
RGUs, mobile	–93	15	7,067	6,929

KPIs and Financials (SEK million)	2019 Q1	2018 Q1	organic %	2018 Full year
ASPU (KZT)	1,221	1,025	19%	1,138

Revenue
End-user service revenue	632	534	22%	2,425
Operator revenue	151	146		637
Equipment revenue	4	7		22
Internal sales	0	0		0
Revenue	787	687	18%	3,084

Underlying EBITDA	352	202		1,053

Underlying EBITDA excluding IFRS 16	312	202	60%	1,057
Underlying EBITDA margin excluding IFRS 16	40%	29%		34%

Capex	136	39		274
Capex excluding spectrum and leases	38	39		274
Capex excluding spectrum and leases/revenue	5%	6%		9%

Tele2 - Interim Report January-March 2019 11 (35)

 Pro forma Group Summary

SEK million	2019 Q1	2018 Q1 Pro forma	2018 Full year Pro forma	2017 Full year Pro forma
REVENUE
Sweden Consumer	3,799	3,856	15,832	15,488
Sweden Business	1,672	1,702	6,642	6,705
Lithuania	613	532	2,430	1,957
Latvia	322	296	1,308	1,178
Estonia	183	189	787	743
Croatia	475	433	1,917	1,694
Germany	122	139	539	612
IoT	48	43	200	147
Other	0	32	152	135
Internal sales, elimination	–17	–13	–66	–57
TOTAL	7,217	7,209	29,761	28,602

UNDERLYING EBITDA
Sweden Consumer	1,641	1,389	5,764	5,638
Sweden Business	460	372	1,450	1,435
Lithuania	245	178	817	652
Latvia	125	103	474	417
Estonia	47	35	167	185
Croatia	119	33	268	182
Germany	56	60	249	265
IoT	–6	–18	–104	–101
Other	–28	–11	–70	–63
TOTAL	2,659	2,141	9,015	8,610

UNDERLYING EBITDA EXCLUDING IFRS 16
Sweden Consumer	1,469	1,389	5,764	5,638
Sweden Business	374	372	1,450	1,435
Lithuania	232	178	817	652
Latvia	116	103	474	417
Estonia	38	35	167	185
Croatia	90	33	268	182
Germany	56	60	249	265
IoT	–6	–18	–104	–101
Other	–29	–11	–70	–63
TOTAL	2,340	2,141	9,015	8,610

CAPEX
Sweden	783	429	2,587	1,662
Lithuania	29	22	144	114
Latvia	101	24	113	83
Estonia	29	17	87	83
Croatia	83	11	128	90
Germany	0	0	0	0
IoT	6	7	29	30
Other	1	100	393	289
TOTAL	1,032	610	3,481	2,351

of which
Network	269	267	1,308	1,197
IT	196	201	935	667
Customer equipment	126	122	381	363
Other	52	20	135	123
Capex excluding spectrum and leases	643	610	2,759	2,350
Spectrum	131	0	722	1
Right-of-use assets (leases)	258	0	0	0
TOTAL	1,032	610	3,481	2,351

Tele2 - Interim Report January-March 2019 12 (35)

Other Items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are spectrum auctions, regulation, market competitiveness and changing technology, strategy implementation and integra-tion, operations in Kazakhstan, network and IT infrastructure and quality, data protection and cyber security, external relationships, suppliers and Joint Ventures, customer churn, recruitment of skilled personnel, geopolitical conditions and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2018 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.

Closing of the Dutch merger between Tele2 and T-Mobile
The merger of Tele2 Netherlands and T-Mobile Netherlands closed on 2 January, 2019. Following the completion of the merger, Tele2 owns 25 percent of the enlarged T-Mobile NL and Deutsche Telekom owns 75 percent. Tele2’s share of profits is reported in the income statement as result from an associated company.

Annual General Meeting
Annual General Meeting on Monday 6 May 2019 at 3.00 p.m. CEST at the Hotel At Six, Brunkebergstorg 6 in Stockholm. Shareholders who wish to attend the meeting shall be entered in the share register maintained by Euroclear Sweden on Monday 29 April 2019, and give notice of their intention to attend no later than Monday 29 April 2019. Notice to attend is to be made on the company’s website at www.tele2.com, under the heading “Annual General Meeting 2019”, found under the section “Governance”, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “AGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Auditors’ review
This interim report has not been subject to specific review by the company’s auditors.

Other
Tele2 will release its financial and operating results for the period ending June 30, 2019 on July 17, 2019.
The Board of Directors and CEO declare that the interim report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, April 24, 2019 Tele2 AB

Georgi Ganev Chairman

Sofia Arhall Bergendorff	Andrew Barron	Anders Björkman

Cynthia Gordon	Eva Lindqvist	Lars-Åke Norling

Eamonn O’Hare	Carla Smits-Nusteling
Anders Nilsson President and CEO

Tele2 - Interim Report January-March 2019 13 (35)

Q1 2019 PRESENTATION
Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CET (09:00 am GMT/04:00 am EST) on Wednesday, April 24, 2019. The presentation will be held in English and also made available as a webcast on Tele2’s website:  www.tele2.com.

Dial-in information:
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers:
SE: +46 (0) 8 50 69 21 80
UK: +44 (0) 2071 928000
US: +1 631 510 74 95

Contacts	Appendices
Erik Strandin Pers
Head of Investor Relations
Telephone: +46 (0) 733 41 41 88

Tele2 AB
Company registration nr: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

VISIT OUR WEBSITE: www.tele2.com

Unaudited condensed consolidated income statement

Unaudited condensed consolidated comprehensive income

Unaudited condensed consolidated balance sheet

Unaudited condensed consolidated cash flow statement

Unaudited condensed consolidated statement of changes in equity

Unaudited consolidated parent company

Notes

Non-IFRS measures

Tele2 - Interim Report January-March 2019 14 (35)

Unaudited consolidated income statement
SEK million	Note	2019 Jan 1–Mar 31	2018 Jan 1–Mar 31
CONTINUING OPERATIONS
Revenue	2	7,217	5,425
Cost of services provided and equipment sold	3	–4,250	–3,060
Gross profit		2,967	2,365

Selling expenses	3	–1,133	–932
Administrative expenses	3	–716	–504
Result from shares in joint ventures and associated companies		10	14
Other operating income		75	57
Other operating expenses	3	–99	–100
Operating profit		1,104	900
Interest income		6	7
Interest expenses	5	–115	–76
Other financial items		5	–13
Profit after financial items		1,000	818

Income tax	4	–231	–196
NET PROFIT FROM CONTINUING OPERATIONS		769	622

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	11	255	–273
NET PROFIT		1,024	349

ATTRIBUTABLE TO
Equity holders of the parent company		968	343
Non-controlling interests		56	6
NET PROFIT		1,024	349
Earnings per share (SEK)	8	1.41	0.68
Earnings per share, after dilution (SEK)	8	1.40	0.68

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		769	622

Earnings per share (SEK)	8	1.12	1.24
Earnings per share, after dilution (SEK)	8	1.11	1.24

Tele2 - Interim Report January-March 2019 15 (35)

Unaudited consolidated comprehensive income

SEK million	Note	2019 Jan 1–Mar 31	2018 Jan 1–Mar 31
NET PROFIT		1,024	349

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT
Pensions, actuarial gains/losses		–108	–
Pensions, actuarial gains/losses, tax effect		23	–
Components not to be reclassified to net profit		–85	–

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Exchange rate differences
Translation differences in foreign operations		297	843
Tax effect on above		–15	–113
Reversed cumulative translation differences from divested companies	11	–778	–
Tax effect on above	11	122	–
Translation differences		–374	730
Hedge of net investments in foreign operations		–47	–153
Tax effect on above		10	34
Reversed cumulative hedge from divested companies	11	721	–
Tax effect on above	11	–169	–
Hedge of net investments		515	–119
Exchange rate differences		141	611

Cash flow hedges
Profit arising on changes in fair value of hedging instruments		4	–
Reclassified cumulative profit/loss to income statement		–3	18
Tax effect on cash flow hedges		5	–4
Cash flow hedges		6	14

Components that may be reclassified to net profit		147	625

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		62	625

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		1,086	974

ATTRIBUTABLE TO
Equity holders of the parent company		1,028	977
Non-controlling interests		58	–3
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		1,086	974

Tele2 - Interim Report January-March 2019 16 (35)

Unaudited condensed consolidated balance sheet
SEK million	Note	Mar 31, 2019	Dec 31, 2018
ASSETS

NON-CURRENT ASSETS
Goodwill		30,198	30,159
Other intangible assets		19,421	19,604
Intangible assets		49,619	49,763
Tangible assets		9,035	9,192
Right-of-use assets		6,048	–
Shares in joint ventures and associated companies	9	7,071	13
Other financial assets	5	798	1,015
Capitalized contract costs		396	373
Deferred tax assets	4	453	368
NON-CURRENT ASSETS		73,420	60,724

CURRENT ASSETS
Inventories		827	669
Current receivables		6,731	6,825
Current investments		2	2
Cash and cash equivalents	6	914	404
CURRENT ASSETS		8,474	7,900

ASSETS CLASSIFIED AS HELD FOR SALE	11	4,089	14,020

ASSETS		85,983	82,644
EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		37,405	36,334
Non-controlling interests		86	28
EQUITY	8	37,491	36,362

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	29,666	23,238
Non-interest-bearing liabilities		4,255	4,206
NON-CURRENT LIABILITIES		33,921	27,444

CURRENT LIABILITIES
Interest-bearing liabilities	5	4,209	6,763
Non-interest-bearing liabilities		7,078	8,088
CURRENT LIABILITIES		11,287	14,851

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	3,284	3,987

EQUITY AND LIABILITIES		85,983	82,644

Tele2 - Interim Report January-March 2019 17 (35)

Unaudited condensed consolidated cash flow statement
(Total operations)
SEK million	Note	2019 Jan 1–Mar 31	2018 Jan 1–Mar 31
OPERATING ACTIVITIES
Net profit		1,024	349
Adjustments for non-cash items in net profit		1,350	1,026
Changes in working capital		116	–467
Cash flow from operating activities		2,490	908

INVESTING ACTIVITIES
Additions to intangible and tangible assets		–1,671	–840
Acquisition and sale of shares and participations	9	2,352	1
Cash flow from investing activities		681	–839

FINANCING ACTIVITIES
Proceeds from loans	5	1,756	66
Repayments of loans	5	–4,637	–518
Cash flow from financing activities		–2,881	–452
NET CHANGE IN CASH AND CASH EQUIVALENTS		290	–383

Cash and cash equivalents at beginning of period		404	802
Exchange rate differences in cash and cash equivalents		220	22
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	914	441

Tele2 - Interim Report January-March 2019 18 (35)

Unaudited condensed consolidated statements of changes in equity
		Mar 31, 2019
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

Equity at January 1		863	27,378	–734	3,252	5,575	36,334	28	36,362

Net profit		-	-	-	-	968	968	56	1,024
Other comprehensive income for the period, net of tax		-	-	521	-376	-8	60	2	62
Total comprehensive income for the period		–	–	521	–376	883	1,028	58	1,086

OTHER CHANGES IN EQUITY
Share-based payments	8	-	-	-	-	37	37	-	37
Share-based payments, tax effect	8	-	-	-	-	6	6	-	6
EQUITY AT END OF THE PERIOD		863	27,378	–213	2,876	6,501	37,405	86	37,491

		Mar 31, 2018
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non- controlling interests	Total equity

Equity at January 1		634	7,841	–651	2,670	6,710	17,204	–114	17,090

Net profit		-	-	-	-	343	343	6	349
Other comprehensive income for the period, net of tax		-	-	-105	739	-	634	-9	625
Total comprehensive income for the period		–	–	–105	739	343	977	–3	974

OTHER CHANGES IN EQUITY
Share-based payments	8	-	-	-	-	5	5	-	5
Share-based payments, tax effect	8	-	-	-	-	1	1	-	1
EQUITY AT END OF THE PERIOD		634	7,841	–756	3,409	7,059	18,187	–117	18,070

Tele2 - Interim Report January-March 2019 19 (35)

Unaudited consolidated parent company
Income statement
SEK million	2019 Jan 1–Mar 31	2018 Jan 1–Mar 31
Revenue	12	13
Administrative expenses	–40	–26
Other operating expenses	–71	–25
Operating loss	–99	–38
Interest revenue and similar income	36	–
Interest expense and similar costs	–139	–136
Loss after financial items	–202	–174
Tax on loss	39	38
NET LOSS	–163	–136

Balance sheet
SEK million	Note	Mar 31, 2019	Dec 31, 2018
ASSETS

NON-CURRENT ASSETS
Financial assets		47,236	47,083
NON-CURRENT ASSETS		47,236	47,083

CURRENT ASSETS
Current receivables		13,471	15,785
Cash and cash equivalents		7	25
CURRENT ASSETS		13,478	15,810

ASSETS		60,714	62,893

EQUITY AND LIABILITIES

EQUITY
Restricted equity	8	5,848	5,848
Unrestricted equity	8	28,757	28,874
EQUITY		34,605	34,722

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	23,298	21,721
NON-CURRENT LIABILITIES		23,298	21,721

CURRENT LIABILITIES
Interest-bearing liabilities	5	2,548	6,113
Non-interest-bearing liabilities		263	337
CURRENT LIABILITIES		2,811	6,450

EQUITY AND LIABILITIES		60,714	62,893

Tele2 - Interim Report January-March 2019 20 (35)

Notes
NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim financial information for the Group for the three month period ended March 31, 2019 has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board. In all respects other than those described below, Tele2 has presented the financial statements for the period ended March 31, 2019 in accordance with the accounting policies and principles applied in the 2018 Annual Report. The description of these principles and definitions is found in Note 1 and Note 35 in the Annual Report 2018.
On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2019 are consistent with those found in Note 10.
The other amendments to IFRSs applicable from January 1, 2019 had no significant effects to Tele2’s financial reports for the three month period ended March 31, 2019.
To more properly reflect the underlying performance of the business, Tele2’s measure of segment profit/loss has changed from adjusted EBITDA to underlying EBITDA, please refer to Note 3.
Figures presented in this report refer to January 1 – March 31 (Q1), 2019 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2018.

NOTE 2 REVENUE
Revenue
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Sweden Consumer	3,799	2,138
Sweden Business	1,672	1,636
Lithuania	613	532
Latvia	322	296
Estonia	183	189
Croatia	475	433
Germany	122	139
IoT	48	43
Other	–	32
	7,234	5,438
Internal sales, elimination	–17	–13
TOTAL	7,217	5,425

Internal sales
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Sweden Business	1	1
Lithuania	9	5
Latvia	4	4
Estonia	1	1
Croatia	2	2
TOTAL	17	13

Tele2 - Interim Report January-March 2019 21 (35)

Revenue split per category
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31

Sweden Consumer
End-user service revenue	3,164	1,536
Operator revenue	190	149
Equipment revenue	445	453
	3,799	2,138
Sweden Business
End-user service revenue	1,034	995
Operator revenue	191	176
Equipment revenue	446	464
Internal sales	1	1
	1,672	1,636
Lithuania
End-user service revenue	351	302
Operator revenue	60	55
Equipment revenue	193	170
Internal sales	9	5
	613	532
Latvia
End-user service revenue	199	179
Operator revenue	47	47
Equipment revenue	72	66
Internal sales	4	4
	322	296
Estonia
End-user service revenue	110	108
Operator revenue	32	30
Equipment revenue	40	50
Internal sales	1	1
	183	189
Croatia
End-user service revenue	286	260
Operator revenue	49	44
Equipment revenue	138	127
Internal sales	2	2
	475	433
Germany
End-user service revenue	122	138
Equipment revenue	–	1
	122	139
IoT
End-user service revenue	48	43
	48	43
Other
Operator revenue	–	32
	–	32
TOTAL
End-user service revenue	5,314	3,561
Operator revenue	569	533
Equipment revenue	1,334	1,331
Internal sales	17	13
TOTAL REVENUE	7,234	5,438

Tele2 - Interim Report January-March 2019 22 (35)

Revenue in Sweden
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Sweden Consumer
Mobile	1,457	1,452
Fixed	1,531	84
Landlord & Other	176	–
End-user service revenue	3,164	1,536
Operator revenue	190	149
Equipment revenue	445	453
Sweden Consumer	3,799	2,138

Sweden Business
Mobile	475	459
Fixed	295	278
Solutions	264	258
End-user service revenue	1,034	995
Operator revenue, excluding Wholesale	24	31
Equipment revenue	446	464
Wholesale	167	145
Internal sales	1	1
Sweden Business	1,672	1,636

Total revenue in Sweden	5,471	3,774

NOTE 3 SEGMENT REPORTING
Underlying EBITDA
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Sweden Consumer	1,641	725
Sweden Business	460	355
Lithuania	245	178
Latvia	125	103
Estonia	47	35
Croatia	119	33
Germany	56	60
IoT	–6	–18
Other	–28	–11
TOTAL	2,659	1,460

To more properly reflect the underlying performance of the business, Tele2’s measure of segment profit/loss has changed from adjusted EBITDA to underlying EBITDA. The change is a somewhat increased scope of items affecting comparability to make the underlying EBITDA clearer. Hence two lines have been added to the reconciliation below; Disposal of non-current assets and Other items affecting comparability.

Reconciling items to reported operating profit/loss
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Underlying EBITDA	2,659	1,460
Acquisition costs	–44	–49
Integration costs	–155	–20
Disposal of non-current assets	–1	–15
Other items affecting comparability	–62	19
Items affecting comparability	–262	–65
EBITDA	2,397	1,395
Depreciation/amortization	–1,303	–509
Result from shares in joint ventures and associated companies	10	14
Operating profit	1,104	900

Acquisition costs
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Com Hem, Sweden	–44	–49
Acquisition costs	–44	–49

Acquisition costs are reported as other operating expenses.

Tele2 - Interim Report January-March 2019 23 (35)

Integration costs
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Com Hem, Sweden	–155	–
TDC, Sweden	–	–20
Integration costs	–155	–20
Reported as:
-cost of services provided	–17	–1
-selling expenses	–76	–
-administrative expenses	–62	–19
Consist of:
-redundancy costs	–111	–
-other employee and consultancy costs	–35	–9
-exit of contracts and other costs	–9	–11

Disposal of non-current assets
Disposal of non-current assets are reported as other operating income and other operating expenses.

Other items affecting comparability
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Revenue	–	19
Costs of services provided	–60	–
Selling expenses	11	–
Administrative expenses	–13	–
Total	–62	19
Consist of:
-Croatia; revaluation of the prepaid revenue balance	–	19
-Sweden; provision for roaming dispute	–56	–
-Lithuania; adjustment of expected credit loss rate	18	–
-Incentive program; adjustment of performance level	–24	–

NOTE 4 TAXES
On April 1, 2019 Tele2 was notified that the Swedish Tax Agency rejects Tele2’s claim for a deduction of an exchange loss related to a conversion of a shareholder loan to Tele2 Kazakhstan from USD to Kazakh Tenge in connection to the establishment of Tele2’s current jointly owned company in Kazakhstan. The additional tax claim amounts to SEK 405 million and a tax surcharge and interest of SEK 178 million. Tele2 will appeal the decision and assesses it as probable that the appeal will be successful. No provision has been recognized.

NOTE 5 FINANCIAL ASSETS AND LIABILITIES
Financing
	Interest-bearing liabilities
	Mar 31, 2019		Dec 31, 2018
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	250	9,547	1,500	8,796
Bonds EUR, Sweden	–	10,432	–	10,284
Commercial papers, Sweden	2,100	–	4,491	–
Financial institutions	171	3,262	415	2,583
	2,521	23,241	6,406	21,663
Provisions	291	1,576	224	1,471
Lease liability	1,134	4,673	2	14
Other liabilities	263	176	131	90
	4,209	29,666	6,763	23,238
Total interest-bearing liabilities		33,875		30,001

On March 29, 2019 Tele2 completed the issuance of a SEK 1 billion private placement bond. The bond has a final maturity of 7 years with a floating coupon rate.
On December 17, 2018 Tele2 announced its SEK 2 billion loan agreement with the Nordic Investment Bank (NIB) for the financing of Tele2’s merger with Com Hem. The additional funding from NIB extends Tele2’s maturity profile and achieve further diversification of its funding. The additional funding was conditioned by the existing loan of EUR 130 million as of December 31, 2018 was cancelled. The cancellation took place in January 2019.

Tele2 - Interim Report January-March 2019 24 (35)

Transfer of right of payment of receivables
Tele2 Sweden transfers the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 587 (302) million for the three month period ended on March 31, 2019.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds, lease liabilities and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2019, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.

	Mar 31, 2019
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	7	692	–	699	699
Accounts receivables	–	–	2,223	–	2,223	2,223
Other current receivables	99	–	2,336	–	2,435	2,435
Current investments	–	–	2	–	2	2
Cash and cash equivalents	–	–	914	–	914	914
Assets classified as held for sale	–	–	525	–	525	525
Total financial assets	99	7	6,692	–	6,798	6,798

Liabilities to financial institutions and similar liabilities	–	–	–	25,762	25,762	26,224
Other interest-bearing liabilities	153	12	–	6,081	6,246	6,248
Accounts payable	–	–	–	2,272	2,272	2,272
Other current liabilities	–	–	–	549	549	549
Liabilities directly associated with assets classified as held for sale	–	792	–	2,186	2,978	2,981
Total financial liabilities	153	804	–	36,850	37,807	38,274

	Dec 31, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	7	898	–	905	905
Accounts receivables	–	–	2,509	–	2,509	2,509
Other current receivables	33	–	2,364	–	2,397	2,397
Current investments	–	–	2	–	2	2
Cash and cash equivalents	–	–	404	–	404	404
Assets classified as held for sale	–	–	2,659	–	2,659	2,659
Total financial assets	33	7	8,836	–	8,876	8,876

Liabilities to financial institutions and similar liabilities	–	–	–	28,069	28,069	28,136
Other interest-bearing liabilities	113	15	–	109	237	237
Accounts payable	–	–	–	3,004	3,004	3,004
Other current liabilities	–	–	–	689	689	689
Liabilities directly associated with assets classified as held for sale	–	764	–	1,361	2,125	2,113
Total financial liabilities	113	779	–	33,232	34,124	34,179

Tele2 - Interim Report January-March 2019 25 (35)

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 are presented below.
	Mar 31, 2019		Dec 31, 2018
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	7	779	1	456
Business combinations	–	–	6	–
Changes in fair value, earn-out Kazakhstan	–	28	–	332
Other contingent considerations:
-paid	–	–4	–	–12
-other changes	–	1	–	3
As of the end of the period	7	804	7	779

On December 31, 2018 the liability for the long-term incentive program (IoTP) for Tele2 employees of Tele2’s IoT business (internet-of-things), based on the estimated fair value of the program, amounted to SEK 4 million. The program was built on transferrable synthetic options. The fair value of the program was determined with support from an independent valuation institute. During Q1 2019, the incentive program was closed down by settlement in cash.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on March 31, 2019 to SEK 12 (December 31, 2018: 11) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on March 31, 2019 to SEK 792 (December 31, 2018: 764) million. The fair value was calculated based on expected future cash flows of the jointly owned company. From December 31, 2018, and onwards, the earn-out liability has been classified as a liability associated with assets held for sale, please refer to Note 11.

NOTE 6 RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.

SEK million	Mar 31, 2019	Dec 31, 2018
Cash and cash equivalents in joint operations	45	60

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. On December 28, 2018, Tele2 gave Kazakhtelecom notice to exercise Tele2’s put option on its shares in Tele2 Kazakhstan, see Note 11. From January 2, 2019 Tele2 has 25 percent ownership in T-Mobile Netherlands. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2019. Other related parties are presented in Note 37 of the 2018 Annual Report.

Tele2 - Interim Report January-March 2019 26 (35)

NOTE 7 CONTINGENT LIABILITIES
SEK million	Mar 31, 2019	Dec 31, 2018
Tax deduction exchange loss, Sweden	583	–
Asset dismantling obligation, discontinued operation	–	159
Total contingent liabilities	583	159

On April 1, 2019 Tele2 was notifed that the Swedish Tax Agency rejects Tele2's claim for a deduction of an exchange loss, please refer to Note 4.
NOTE 8 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Mar 31, 2019	Dec 31, 2018
Total number of shares	690,341,597	690,341,597
Number of treasury shares	–3,238,081	–3,338,529
Number of outstanding shares	687,103,516	687,003,068
Number of outstanding shares, weighted average	687,016,461	531,098,522
Number of shares after dilution	689,855,956	690,115,713
Number of shares after dilution, weighted average	690,092,899	534,505,915

As a result of share rights in the LTI 2016, LTI 2017 and LTI 2018 being exercised in Q1 2019, Tele2 delivered 100,448 B-shares in treasury shares to some of the participants in the program. This was an early vesting of the programs following the merger with Com Hem and the following reorganization, see information below.
In Q1 2019, 40,770 class A shares were reclassified into class B shares.
Changes in shares during previous year are stated in Note 25 in the 2018 Annual Report.

Outstanding share right programs

	Mar 31, 2019	Dec 31, 2018
LTI 2018	1,290,616	1,482,420
LTI 2017	889,110	1,050,018
LTI 2016	572,714	801,040
Total outstanding share rights	2,752,440	3,333,478
of which will be settled in cash	–	220,833

All outstanding long-term incentive programs (LTI 2016, LTI 2017 and LTI 2018) are based on the same structure, except for that LTI 2018 does not have a ROCE measure, and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2018 Annual Report. During the first three months 2019, the total cost before tax for the longterm incentive programs (LTI) amounted to SEK 55 (8) million.

LTI 2016
The exercise of the share rights in LTI 2016 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2016 until March 31, 2019. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 572,714 expect to be exchanged for shares in Tele2 during Q2 2019.

	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	103.9%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	5.5%	8%	7.0%	68.0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	75.8%	100%

Tele2 - Interim Report January-March 2019 27 (35)

LTI 2016–2018, reorganization as an effect of the Com Hem Merger
As a result of the Com Hem merger and the following reorganization, an early vesting was performed for some of the participants in LTI 2016, LTI 2017 and LTI 2018 programs. The exercise of the share rights was conditional upon the fulfilment of certain retention and performance-based conditions. To determine the number of share rights allowed for early vesting the actual outcome of the conditions as of the early vesting date has been compared with the conditions in the programs. If the conditions were fulfilled the number of share rights have been reduced proportionally with the remaining vesting period to the initial vesting period of three years. If the conditions were partly met the number of share rights have been reduced in proportion to the fulfillment level. The number of share rights exchanged in Q1 2019 for shares in Tele2 amounts to 100,448 share rights at a weighted average share price of SEK 125.13.

Dividend
Tele2’s Board of Directors has proposed a dividend of SEK 4.40 per share in respect of the financial year 2018 to be approved at the Annual General Meeting in May 2019 and to be paid in two equal tranches during 2019. This corresponds to a total of SEK 3,023 million.

NOTE 9 BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions and divestments of shares and participations affecting cash flow were as follows:
SEK million	2019 Jan 1-Mar 31	2018 Full year
Acquisitions
Com Hem, Sweden	–	–6,400
Mobile payment, Lithuania	–4	–7
Altlorenscheuerhof , Luxembourg repayment capital	–	1
Total acquisition of shares and participations	–4	–6,406

Divestments
Tele2 Netherlands	2,356	–
Total sale of shares and participations	2,356	–
TOTAL CASH FLOW EFFECT	2,352	–6,406

Acquisitions
T-Mobile, the Netherlands

The divestment of Tele2 Netherlands was closed on January 2, 2019, please refer to Note 11. As part of the divestment Tele2 acquired 25 percent of the shares in the new combined company T-Mobile Netherlands Holding BV. The fair value of the shares is estimated to SEK 6.9 billion. Due to its unusual complexity the purchase price allocation is still ongoing and is expected to be presented in the interim report for Q2 2019.
The transaction combines two mobile customer champions with complementary brands, technologies and customer bases. Based on current numbers the combined company has a revenue of around EUR 2 billion. Tele2’s 25 percent of the share is reported as an asso¬ciated company in the financial statements of Tele2.
Information about acquisitions made in 2018 is provided in Note 15 in the 2018 Annual Report.

Divestments
Please refer to Note 11 discontinued operations.

Tele2 - Interim Report January-March 2019 28 (35)

NOTE 10 CHANGES IN ACCOUNTING PRINCIPLES
IFRS 16 Leases
On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16 Leases. Tele2 has chosen to apply the modified retrospective approach in the standard and not restate prior periods. The qualitative effects of the transition to IFRS 16 are described in Note 35 in the 2018 Annual Report. The effects of applying IFRS 16 on the opening balance January 1, 2019 is presented below. The data exclude the Dutch operations since Tele2 considered the effects of IFRS 16 on Tele2 Netherlands to have no or negligible impact going forward. The weighted average incremental borrowing rate applied at the discounting of the lease liability at transition January 1, 2019 amounted to 1 percent for continued operations and 2 percent including discontinued operations.

Balance sheet

SEK million	Jan 1, 2019 Adjusted	IFRS 16 Effect	Dec 31, 2018 Reported
ASSETS
Goodwill	30,159	–	30,159
Other intangible assets	19,560	–44	19,604
Intangible assets	49,719	–44	49,763

Machinery and technical plant	7,998	–104	8,102
Other tangible assets	1,090	–	1,090
Tangible assets	9,088	–104	9,192

Right-of-use assets	6,076	6,076	–
Financial assets	1,028	–	1,028
Capitalized contract costs	373	–	373
Deferred tax assets	368	–	368
TOTAL NON-CURRENT ASSETS	66,652	5,928	60,724

Inventories	669	–	669
Current receivables	6,794	–31	6,825
Current investments	2	–	2
Cash and cash equivalents	404	–	404
TOTAL CURRENT ASSETS	7,869	–31	7,900

ASSETS CLASSIFIED AS HELD FOR SALE	14,588	568	14,020
TOTAL ASSETS	89,109	6,465	82,644

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	36,334	–	36,334
Non-controlling interest	28	–	28
TOTAL EQUITY	36,362	–	36,362

Interest-bearing liabilities	27,977	4,739	23,238
Non-interest-bearing liabilities	4,206	–	4,206
TOTAL NON-CURRENT LIABILITIES	32,183	4,739	27,444

Interest-bearing liabilities	7,921	1,158	6,763
Non-interest-bearing liabilities	8,088	–	8,088
TOTAL CURRENT LIABILITIES	16,009	1,158	14,851

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	4,555	568	3,987
TOTAL EQUITY AND LIABILITIES	89,109	6,465	82,644

Tele2 - Interim Report January-March 2019 29 (35)

The bridge between future minimum expenses according current IAS 17 Leases standard (please refer to Note 31 in the 2018 Annual Report) and the change in the lease liability for continuing operations due to adoption of IFRS 16 is presented below.

Total future lease expenses for operating leases (Note 31)	4,626
Adjustment for:
Discounting	–264
Not determined as leases according to IFRS 16 (mainly leased capacity)	–585
Short term leases	–114
Low value leases	–14
Extension options	2,248
Total adjustments	1,271
Change in lease liability due to adoption of IFRS 16	5,897

NOTE 11 DISCONTINUED OPERATIONS
Tele2 Kazakhstan
On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the jointly owned company in Kazakhstan between Tele2 and Kazakhtelecom. By serving the put option notice to Kazakhtelecom, Tele2 has initiated the sale process.
Tele2 owns 49 percent of the economic interest and 51 percent of the votes in the jointly owned company Tele2 Kazakhstan. The expected financial consideration to Tele2 will reflect a fully diluted economic interest of 31 percent, taking into account Asian et’s 18 percent earn-out. A shareholder loan from Tele2 to the jointly owned company is to be fully repaid at the time of the closing. On March 31, 2019 the loan amounted to KZT 84 billion (SEK 2.0 billion).
The put option price is based on a fair market value principle and will be determined through an agreed valuation process, based on standard methodology, including independent third-party advisors.
The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent eco-nomic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on March 31, 2019 valued at SEK 792 (December 31, 2018: 764) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on March 31, 2019 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.
At the time of the acquisition of Tele2 Kazakhstan the com-pany had an existing interest free liability to the former owner Kazakhtelecom. On March 31, 2019 the reported debt amounted to SEK 32 (December 31, 2018: 30) million and the nominal value to SEK 285 (December 31, 2018: 279) million.
Closing is expected in approximately one quarter. Tele2 Kazakhstan is reported as discontinued operation.

Tele2 - Interim Report January-March 2019 30 (35)

Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. The divestment of Tele2 Netherlands was closed on January 2, 2019. The Dutch operation was sold for SEK 1.9 billion and 25 percent share in the combined company. The capital gain in Q1 2019 amounted to SEK 24 million, including costs for central support system for the Dutch operation and other transaction costs. In addition, the capital gain and taxes was affected positively with SEK 57 and 47 million respectively related to reversal of exchange rate differences previously reported in other comprehensive income, as a result of the divestment reversed over the income statement but with no effect on total equity or cash flow.

Net assets at the time of divestment
Assets, liabilities and contingent liabilities included in the divested operation in the Netherlands is stated below.
Netherlands
SEK million	(Jan 2, 2019)
Goodwill	1,015
Other intangible assets	1,293
Tangible assets	5,300
Financial assets	712
Capitalized contract costs	177
Inventories	156
Current receivables	2,085
Cash and cash equivalents	46
Non-current provisions	–233
Non-current non-interest-bearing liabilities	–88
Current non-interest-bearing liabilities	–1,639
Divested net assets	8,824
Capital gain, excluding sales costs	24
Sales price	8,848
Received shares in T-mobile, non-cash	–6,904
Price adjustments, non-cash	458
Less: cash in divested operations	–46
TOTAL CASH FLOW EFFECT	2,356

Income statement
All discontinued operations are stated below. Tele2 Netherlands was divested on January 2, 2019.
	2019	2018
SEK million	Jan 1-Mar 31	Jan 1-Mar 31

Revenue	787	2,224
Cost of services provided and equipment sold	–468	–1,604
Gross profit	319	620
Selling expenses	–59	–514
Administrative expenses	–38	–273
Other operating income	2	2
Other operating expenses	–	–3
Operating profit/loss	224	–168
Interest income	1	3
Interest expenses	–30	–11
Other financial items	–28	–70
Profit/loss after financial items	167	–246
Income tax from the operation	–40	–24
NET PROFIT/LOSS FROM THE OPERATION	127	–270

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	81	–3
-of which Netherlands	81	–3

Income tax from capital gain	47	–
-of which Netherlands	47	–
NET PROFIT/LOSS	255	–273

ATTRIBUTABLE TO
Equity holders of the parent company	199	–279
Non-controlling interests	56	6
NET PROFIT/LOSS	255	–273

Earnings per share (SEK)	0.29	–0.56
Earnings per share, after dilution (SEK)	0.29	–0.56

Tele2 - Interim Report January-March 2019 31 (35)

Balance sheet
Assets held for sale as of March 31, 2019 refer to Tele2 Kazakhstan (from December 31, 2018) and provisions for price adjustments and similar for the divestment of Tele2 Netherlands. As of December 31, 2018 assets held for sale refer to Tele2 Kazakhstan and Tele2 Netherlands (from December 31, 2017 to January 2, 2019).
SEK million	Mar 31, 2019	Dec 31, 2018
ASSETS
NON-CURRENT ASSETS
Goodwill	132	1,144
Other intangible assets	242	1,545
Intangible assets	374	2,689
Tangible assets	2,057	7,357
Right-of-use assets	663	–
Financial assets	8	720
Capitalized contract costs	–	177
Deferred tax assets	392	393
NON-CURRENT ASSETS	3,494	11,336

CURRENT ASSETS
Inventories	24	181
Current receivables	571	2,503
CURRENT ASSETS	595	2,684

ASSETS CLASSIFIED AS HELD FOR SALE	4,089	14,020

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	1,061	641
Non-interest-bearing liabilities	10	99
NON-CURRENT LIABILITIES	1,071	740

CURRENT LIABILITIES
Interest-bearing liabilities	1,322	813
Non-interest-bearing liabilities	891	2,434
CURRENT LIABILITIES	2,213	3,247

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	3,284	3,987

Cash flow statement
SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
Cash flow from operating activities	234	287
Cash flow from investing activities	2,323	–414
Cash flow from financing activities	–22	–
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,535	–127

Tele2 - Interim Report January-March 2019 32 (35)

Non-IFRS measures
This report contains certain financial measures that are not defined by IFRS, but are used by Tele2 to assess the financial performance of the business. These measures are included in the report as they are considered important supplementary measures of operating performance and liquidity. They should not be considered a substitute to Tele2’s financial statements prepared in accordance with IFRS. Tele2’s definitions of these measures are described below, but other companies may calculate non-IFRS measures differently and these measures are therefore not always comparable to similar measures used by other companies.

EBITDA
Tele2 considers EBITDA to be relevant measure to present profitability aligned with industry standard.

EBITDA: Operating profit/loss before depreciation/amortization, impairment as well as results from shares in joint ventures and associated companies.

Underlying EBITDA and underlying EBITDA margin
Tele2 considers underlying EBITDA and underlying EBITDA margin to be relevant measures to present in order to illustrate the profitability of the underlying business, and as these are used by management to assess the performance of the business.

Underlying EBITDA: EBITDA excluding items affecting comparability.

Items affecting comparability: Disposals of non-current assets and transactions from strategic decisions, such as capital gains and losses from sales of operations, acquisition costs, integration costs due to acquisition or merger, restructuring programs from reorganizations as well as other items that affect comparability.

Underlying EBITDA margin: Underlying EBITDA in relation to revenue.

Underlying EBITDAaL
Tele2 considers underlying EBITDAaL to be a relevant measure of the business performance since it includes the cost of leased assets (depreciation and interest), which is not included in underlying EBITDA according to IFRS 16.

Underlying EBITDAaL: Underlying EBITDA as well as lease depreciation and lease interest costs according to IFRS 16.

Underlying EBITDA excluding IFRS 16
Tele2 considers underlying EBITDA excluding IFRS 16 to be a relevant measure to present during 2019 for comparability with 2018 and 2017 since IFRS 16 Leases has not been adopted retrospectively.

Underlying EBITDA excluding IFRS 16: Underlying EBITDA applying IAS17 accounting standard for leases for all periods.

SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
CONTINUING OPERATIONS
Operating profit	1,104	900
Reverse:
Result from shares in joint ventures and associated companies	–10	–14
Depreciation/amortization	1,303	509
EBITDA	2,397	1,395

Reverse:
Items affecting comparability:
Acquisition costs	44	49
Integration costs	155	20
Disposal of non-current assets	1	15
Other items affecting comparability	62	–19
Total items affecting comparability	262	65
Underlying EBITDA	2,659	1,460

Lease depreciation (according to IFRS 16)	–303	–
Lease interest costs (according to IFRS 16)	–21	–
Underlying EBITDAaL	2,335	1,460

Underlying EBITDA	2,659	1,460
Adjustment to report lease according to IAS 17	–319	–
Underlying EBITDA excluding IFRS 16	2,340	1,460

Underlying EBITDA	2,659	1,460
in relation to:
Revenue	7,217	5,425
Reverse: items affecting comparability	–	–19
Revenue excluding items affecting comparability	7,217	5,406
Underlying EBITDA margin	37%	27%

Tele2 - Interim Report January-March 2019 33 (35)

Capex paid and capex
Tele2 considers capex paid relevant to present as it provides an indication of how much the company invests organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that it is relevant to present capex to provide a view on how much Tele2 invests organically in intangible and tangible assets as well as on right-of-use assets (lease) to maintain and grow its business which is not dependent on the timing of cash payments.

Capex paid: Cash paid for the additions to intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

Capex: Additions to intangible assets, tangible assets and right-of-use assets (lease) that are capitalized on the balance sheet.

SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
TOTAL OPERATIONS
Additions to intangible and tangible assets	–1,671	–849
Sale of intangible and tangible assets	–	9
Capex paid	–1,671	–840
This period’s unpaid capex and reversal of paid capex from previous periods	859	250
Reverse received payment of sold intangible and tangible assets	–	–9
Capex in intangible and tangible assets	–812	–599
Additions to right-of-use assets	–356	–
Capex	–1,168	–599

CONTINUING OPERATIONS
Additions to intangible and tangible assets	–1,638	–434
Sale of intangible and tangible assets	–	8
Capex paid	–1,638	–426
This period’s unpaid capex and reversal of paid capex from previous periods	864	61
Reverse received payment of sold intangible and tangible assets	–	–8
Capex in intangible and tangible assets	–774	–373
Additions to right-of-use assets	–258	–
Capex	–1,032	–373

Equity free cash flow
Tele2 considers equity free cash flow to be relevant to present as it provides a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes that equity free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment.

Equity free cash flow: Cash flow from operating activities less capex paid and amortization of lease liabilities.

SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
TOTAL OPERATIONS
Cash flow from operating activities	2,490	908
Capex paid	–1,671	–840
Cash flow after capex paid	819	68
Amortization of lease liabilities	–382	–
Equity free cash flow (EFCF)	437	68

CONTINUING OPERATIONS
Cash flow from operating activities	2,256	621
Capex paid	–1,638	–426
Cash flow after capex paid	618	195
Amortization of lease liabilities	–377	–
Equity free cash flow (EFCF)	241	195

Tele2 - Interim Report January-March 2019 34 (35)

Operating cash flow
Tele2 considers operating cash flow a relevant measure to present as it gives an indication of the profitability of the underlying business while also taking into account the investments needed to maintain and grow the business.

Operating cash flow: Underlying EBITDAaL less capex paid.

SEK million	2019 Jan 1-Mar 31	2018 Jan 1-Mar 31
CONTINUING OPERATIONS
Underlying EBITDAaL	2,335	1,460
Capex paid	–1,638	–426
Operating cash flow (OCF)	697	1,034

Net debt and economic net debt
Tele2 believes that net debt is relevant to present as it is useful to illustrate the indebtedness, financial flexibility, and capital structure. Furthermore, economic net debt is considered relevant as it excludes lease liabilities, liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and the liability for the earn-out obligation in Kazakhstan, and thereby taking into account the specific contractual arrangements in the Kazakh business.

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, less cash and cash equivalents, current investments, restricted cash and derivatives.

Economic net debt: Net debt excluding lease liabilities, liabilities to Kazakhtelecom, liability for earn-out obligation in Kazakhstan and loan guaranteed by Kazakhtelecom.

SEK million	Mar 31, 2019	Dec 31, 2018
Interest-bearing non-current liabilities	29,750	23,238
Interest-bearing current liabilities	4,678	6,763
Excluding equipment financing	–126	–
Excluding provisions	–2,420	–1,695
Cash & cash equivalents, current investments and restricted funds	–916	–406
Derivatives	–99	–33
Net debt for assets classified as held for sale	1,703	1,013
Net debt	32,570	28,880
Excluding:
Lease liabilities	–6,480	–16
Liabilities to Kazakhtelecom	–32	–30
Liabilities for earn-out obligation Kazakhstan	–792	–764
Loan guaranteed by Kazakhtelecom	–208	–221
Economic net debt	25,058	27,849

Organic
Tele2 believes that organic growth rates are relevant to present as they exclude effects from currency movements but include effects from divestments and acquisitions as if these occured on the first day of each reporting period, and are therefore providing an indication of the underlying performance.

Organic growth rates: Calculated at constant currency, meaning that comparative figures have been recalculated using the currency rates for the current period, but including effects from divestments and acquisitions as if these occured on the first day of each reporting period.
Reconciliation of pro forma figures are presented in an excel document (Tele2-Q1-2019-financials) on Tele2’s website www.tele2.com.

Tele2 - Interim Report January-March 2019 35 (35)

FIRST QUARTER 2019 April 24, 2019 Tele2 AB

Group highlights - Q1 2019 SEK billion Q1 2019 % change organic Revenue 7.2 -1% End-user service revenue 5.3 0% Underlying EBITDA ex. IFRS 16 2.3 +8% Capex ex. spectrum and leases 0.6 2 Organic is constant currencies and including Com Hem pro forma Comments o Organic growth of end-user service revenue of 0%, including - Mobile EUSR +3% - EUSR -3% TELE2

Tele2 is becoming a true integrated challenger Drive FMC in Sweden B2C o Launch of Com Hem mobile in February o Increasing penetration of FMC bundle benefits Sweden B2B turnaround o Continued customer growth o Setting up B2B management and sales incentive structure to align with strategy o Continued restructuring to focus on higher-margin network based ICT services Build on the momentum in the Baltics o Sustained momentum with 7% growth in mobile end-user service revenue and 16% in underlying EBITDA excluding IFRS 16 Cost transformation o Cost synergies starting to materialize with SEK 50 million achieved in Q1 o Annualized run-rate of SEK 300 million at the end of Q1 3 TELE2

Slide 4 Growth and cost initiatives drive cash flow 1 Low-single digit end-user service revenue growth - SEK 450m of revenue synergies Expected to be flat in 2019, which is a transition year, and low-single digit growth in the mid-term driven by strategy initiatives 2 Mid-single digit growth in underlying EBITDA excluding IFRS 16 - SEK 900m of cost synergies Driven by front-loaded synergies in 2019 and a mix of cost reduction and revenue growth mid-term 3 Capex - Low capital intensity compared to industry over investment cycle SEK 2.9-3.2bn in 2019, and SEK 3.0-3.5bn/year in the mid-term, excluding spectrum and leases, as we roll out 5G and Remote-PHY 4 Maintain leverage at 2.5-3.0x Growth in underlying EBITDAaL and cash from asset sales create room to re-lever and distribute additional cash to shareholders Shareholder Remuneration Ordinary dividend up 10% to SEK 4.40/share (SEK 3.0bn) Additional remuneration from asset sales to be announced FY2018 Starting Point - pro forma End-user service revenue: SEK 21.4bn Underlying EBITDA excluding IFRS 16: SEK 9.0bn Capex: SEK 2.8bn excluding spectrum and leases Leverage: 2.8x economic net debt/underlying EBITDAaL 4 TELE2

Slide 5 Sweden TELE2

Sweden Consumer — Operational highlights

+3
653
-2
790
+12
-74
381
432
1,796
-7
1,180
Q1 '18
+10
654
+1
801
+11
-31
369
420
1,794
-2
1,173
Q2 '18
+24
655
+1
814
+13
-25
351
411
1,804
+10
1,175
Q3 '18
+29
658
+3
827
+13
-84
324
399
1,817
+13
1,130
Q4 '18
+20
661
+3
839
+12
-47
313
388
1,822
+5
1,105
Q1 '19
Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber
Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL

ASPU year-on-year growth
(%, pro forma)

Q1 highlights

6
TELE2

Sweden Consumer - Operational highlights RGUs & net adds - core and legacy services (thousands, pro forma) +3 652 -2 790 +12 1,796 -7 -74 381 432 1,180 +10 654 +1 801 +11 1,794 -2 -31 369 420 1,173 +24 655 +1 814 +13 1,804 +10 -25 351 411 1,175 +29 658 +3 827 +13 1,817 +13 -84 324 399 1,130 +20 661 +3 839 +12 1,822 +5 -47 313 388 1,105 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL ASPU year-on-year growth (%, pro forma) 5% 3% 1% -1% -3% -5% 1.8% 1.3% -2.0% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Moile Postpaid Fixed Broadband Digital TV Cable & Fiber Q1 highlights - Positive net adds in all core services, driven mainly by Comviq mobile postpaid and fixed broadband on both Com Hem and Boxer brands - Total mobile ASPU up 2.5% due to pre to postpaid migration and postpaid ASPU growth of +1.3%, driven by upsell to larger data buckets and Unlimited - Fixed broadband ASPU growth of +1.8% driven by upsell to higher speeds. Group agreements with some negative effect on Digital TV Cable and Fiber ASPU but positive effect on churn 6 TELE2

Sweden Consumer segment - Financials End-user service revenue (SEK million, pro forma, year-on-year growth %) +6% 472 +1% 571 +14% 1,152 +4% 128 384 300 +6% 479 +1% 595 +12% 1,168 +4% 124 377 294 +4% 476 +1 600 +11% 1,189 +3% 117 365 300 +5% 474 +0% 614 +10% 1,189 +4% 115 352 289 +3% 466 -1% 618 +8% 1,179 +2% 106 341 278 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL Underlying EBITDA ex. IFRS16 and margin (SEK million, pro forma) +6% 1,389 1,438 1,507 1,430 1,469 36% 36% 39% 35% 39% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q1 highlights - Core services growing +3%, offset by -11% decline in legacy services - Stable end-user service revenue within Mobile. Fixed declining 2% driven by continued pressure within legacy services - Underlying EBITDA growth excluding IFRS 16 of +6%, as synergies start to materialize 7 TELE2

Sweden Business - Operational highlights Mobile RGUs (thousands, pro forma) +5% 855 868 881 889 896 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Mobile ASPU (SEK, pro forma) -6% 188 184 180 183 177 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 End-user service revenue (SEK million, pro forma, year-on-year growth %) -7% 261 +2% 325 -9% 472 -10% -5% 264 0% 309 -14% 475 -1% -2% 246 -4% 306 -10% 473 +4% -1% 280 +4% 298 -11% 485 +4% -2% 264 +1% 295 -9% 475 +1% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Mobile Fixed Solutions Q1 highlights - Increase in mobile RGU base of 5% as customer wins continue; new or extended contracts in the quarter include Rejlers, GDL Logistics, NCC, Toshiba and Linkoping University - Price competition still having an effect on ASPU Continued efforts to achieve end-user service revenue stabilization 8 TELE2

Sweden Business segment - Financials Revenue (SEK million, pro forma) -2% 145 467 1,058 140 421 1,048 152 352 1,025 136 504 1,063 167 446 1,034 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 End-user Equipment Wholesale Operator Underlying EBITDA ex. IFRS16 and margin (SEK million, pro forma) +1% 372 308 294 285 439 360 345 297 374 306 20% 19% 26% 19% 20% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 EBITDA EBITDA ex. Wholesale EBITDA margin ex. Wholesale Q1 highlights - Slightly negative growth in total revenue due to declines in end-user service revenue and equipment revenue - Underlying EBITDA growth of 1% excluding IFRS 16 - Refining business scope to achieve profitable growth 9 TELE2

Sweden overview Total end-user service revenue (SEK million, pro forma) -1% 4,249 4,269 4,249 4,273 4,189 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDA ex. IFRS 16 and margin (SEK million, pro forma) +5% 1,761 1,732 1,946 1,775 1,843 32% 31% 36% 30% 34% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDAaL - Capex* and cash conversion, rolling 12m (SEK million, pro forma) 5,273 5,325 5,417 5,348 5,315 75% 76% 76% 74% 73% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q1 highlights - Underlying EBITDA growth excluding IFRS 16 of 5% driven primarily by cost synergies within Consumer - Stable cash generation when adjusting for the payment of the 700 MHz spectrum - Rolling 12 months cash conversion of 73% *Capex ex. spectrum and leases Cash conversion = (Underlying EBITDAaL - Capex) / Underlying EBITDAaL 10 TELE2

International TELE2

Baltics - Operational highlights Mobile RGUs +1% Q1 '18 Q1 '19 ASPU development +6% Q1 '18 Q1 '19 Brand campaign TELE2 POWER PACK Daugiau vertes, todel uztenka vieno NAUIAUSIA IRANGA GB+ NERIBOTI POKALBIAI TELE2 LAISVAS INTERNETAS ISMANUS SKAMBUCIU Q1 highlights - ASPU growth in all three markets led by Lithuania - RGU growth, despite challenges in Estonia, as consumer small-screen and mobile broadband more than offset prepaid decline Organic Adjusted for local currency and M&A 12 TELE2

Baltics - Financials Mobile end-user service revenue (SEK million) +7% 585 639 650 654 655 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDA ex. IFRS 16 and margin (SEK million) +16% 316 366 402 374 386 31% 33% 35% 31% 35% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDAaL - Capex* and cash conversion, rolling 12m (SEK million) 1,008 1,045 1,079 1,115 1,166 78% 78% 77% 76% 77% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q1 highlights - Mobile end-user service revenue growth driven by both volume and ASPU - Lithuania growing mobile end-user service revenue by 11 % and underlying EBITDA excluding IFRS 16 by 25% - Growth in underlying EBITDA excluding IFRS 16 with all markets contributing Organic Adjusted for local currency and M&A *Capex ex. spectrum and leases Cash conversion = (Underlying EBITDAaL - Capex) / Underlying EBITDAaL 13 TELE2

Kazakhstan (discontinued) - Financials Mobile end-user service revenue (SEK million) +22% 534 613 628 650 632 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDA ex. IFRS 16 and margin (SEK million) +60% 202 264 273 314 312 29% 34% 34% 39% 40% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Underlying EBITDAaL - Capex* and cash conversion, rolling 12m (SEK million) 314 492 638 779 881 43% 59% 68% 74% 76% Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q1 highlights - Mobile end-user service revenue driven by 19% ASPU increase and 2% increase in RGUs - Margin expansion driven by continued growth of mobile end-user service revenue and strong cost efficiency - Shareholder loan repayments of KZT 5.6bn (SEK 134m) in Q1 resulting in KZT 84bn (SEK 2.0bn) outstanding at year-end - Divestment process on track to close at mid-year Organic Adjusted for local currency and M&A *Capex ex. spectrum and leases Cash conversion = (Underlying EBITDAaL - Capex) / Underlying EBITDAaL 14 TELE2

Financial Overview TELE2

Accounting changes Somewhat increased scope of Items affecting comparability to make Underlying EBITDA cleaner We add "reported" EBITDA to align with the industry P & L with IFRS 16 Revenue Underlying EBITDA +/- Items affecting comparability = EBITDA - Depreciation & Amortization of which RoU asset depreciation +/- JVs and associated companies = Operating profit - Financial items of which lease interest = Profit after financial items ... Underlying EBITDA - Lease costs as booked before IFRS 16 = Underlying EBITDA excluding IFRS 16 Underlying EBITDA - RoU asset depreciation - Lease interest = Underlying EBITDAaL We will use this measure for comparability during 2019 We intend to keep this measure in coming years, and use it for leverage calculation Note: Underlying EBITDA excluding IFRS 16 and Underlying EBITDAaL are almost equal, but there is a small difference since lease interest is front-end loaded over the contract period. In addition, Underlying EBITDA excluding IFRS 16 will be reported separately for Sweden Consumer and Sweden Business, but Underlying EBITDAaL will only be provided for Sweden as a whole. RoU asset = Right-of-Use asset, i.e. leased assets 16 TELE2

Group results Q1 2019 SEK million 1 Q1 2019 Q1 2018 Revenue 7,217 5,425 Underlying EBITDA 2,659 1,460 Margin (%) 32% 27% Items affecting comparability 2 -262 -65 D&A 3 -1,303 -509 JVs and associated companies 4 10 14 Operating profit 1,104 900 Interest income/expenses -109 -69 Other financial items 5 -13 Taxes -231 -196 Net profit, continuing operations 769 622 Discontinued operations 255 -273 Non-controlling interests -56 -6 Net profit, equity holders of parent 5 968 343 Comments 1 IFRS 16 applied from Ql 2019, not retrospectively 2 Items affecting comparability includes integration cost of SEK 155m for the Com Hem merger 3 D&A includes SEK 299m amortization of surplus value from acquisitions and SEK 303m depreciation of right-of-use assets (leased assets) 4 Including preliminary share of result from the merged Dutch business. Purchase price allocation not finalized 5 Significant profit improvement following the Group's restructuring over the past 12 months 17 TELE2

Group cash flow Q1 2019 SEK million 1 Q1 2019 Q1 2018 Underlying EBITDA, continuing op. 2,659 1,460 Items affecting comp., continuing op. 2 -262 -65 EBITDA continuing operations 2,397 1,395 EBITDA discontinued operations 434 190 Amortization of lease liabilities 3 -382 - Capex paid 4 -1,671 -840 Changes in working capital 116 -467 Financial items paid / received -130 -88 Income taxes paid -293 -145 Other cash items -34 23 Equity free cash flow, total operations 437 68 Of which continuing operations 241 195 Of which discontinued operations 5 196 -127 Comments 1 IFRS 16 applied from Q1 2019, not retrospectively 2 Including SEK 199m related to the Com Hem merger, of which SEK 155m integration costs 3 Amortization of lease liabilities, offsets the increase in EBITDA driven by IFRS 16 4 Capex paid includes SEK 799m of payments related to spectrum capex, mainly 700 MHz in Sweden 5 Including Kazakhstan for Q1 2019 and both Netherlands and Kazakhstan for Q1 2018 18 TELE2

Synergy update Benefit in quarter Run-rate Target (Annualized at end of quarter) (Run-rate at end of year 3) Cost synergies 50 300 900 (SEK million) Revenue synergies Important first steps taken towards target of SEK 450m in 5 years, including Com Hem mobile launch and FMC benefits Drivers - Cost synergies driven by reductions in FTEs and consultants - Integration costs of SEK 155m incurred in the quarter, with a total of SEK 365m having been incurred since the start of the integration 19 TELE2

Financial guidance - unchanged End-user service revenue Underlying EBITDAaL CAPEX (SEK bn excl. spectrum and leased assets) Mid-term ambition Low-single digit growth Mid-single digit growth 3.0-3.5 2019 Around 2018 level Mid-single digit growth* 2.9-3.2 o Ramp-up of initiatives in 2019 in a low-growth environment o FMC cross-sell and monetization of customer satisfaction to drive growth in mid-term o Growth in 2019 mainly driven by cost reductions o Growth in the mid-term driven by a combination of revenue growth and cost reduction o Entering next phase in capex cycle with roll-out of 5G and Remote-PHY, starting towards the end of 2019 20 Based on continuing operations in constant currencies *Underlying EBITDA ex. IFRS 16 TELE2

Leverage at 2.6x Economic net debt to underlying EBITDAaL (SEK billion, as of 31 March 2019) Leverage 2.6x 2.8x 2.6x Net debt 25.1 6.5 1.0 32.6 -2.6 30.0 Economic net debt Lease debt Kazakhstan debt Net debt Uncommitted lease debt Net debt ex. uncommitted lease debt EBITDA rolling 12 months 9.8 1.4 0.6 11.8 11.8 Underlying EBITDAaL Lease cost reversal Kazakhstan partner (51%) Underlying EBITDA Underlying EBITDA Comments o Economic net debt to underlying EBITDAaL at 2.6x end March, down from 2.8x at end of 2018 due to cash flow generation and proceeds from sale of Dutch business o Expect to stay within leverage target of 2.5x-3.0x after distribution of proceeds from sale of Kazakh and Dutch businesses o Net debt / underlying EBITDA (including lease debt of SEK 6.5bn) at 2.8x end of March. Excluding uncommitted portion of lease debt (2.6bn), net debt / underlying EBITDA would also been at 2.6 21 Economic net debt excludes lease liabilities, liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and liability for earn-out obligation in Kazakhstan TELE2

To conclude... TELE2

Key priorities moving forward Reignite EuS Revenue growth in Sweden o B2C: Com Hem Mobile and FMC penetration in the customer base o B2B: High margin OnNet growth Structural cost savings o Cost synergies of SEK 900m within 3 years o Investigate further initiatives Build on the momentum in the Baltics Close the sale of Kazakhstan TELE2

THANK YOU! TELE2

Income statement
		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2016	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year	Full-year

CONTINUING OPERATIONS
Revenues		5,164	5,292	5,296	5,714	5,425	5,560	5,597	7,122	7,217				18,131	21,466	23,704
Cost of services provided and equipment sold		-2,884	-2,909	-2,833	-3,277	-3,060	-3,153	-3,089	-4,033	-4,250				-9,616	-11,903	-13,335
Gross profit		2,280	2,383	2,463	2,437	2,365	2,407	2,508	3,089	2,967				8,515	9,563	10,369

Selling expenses		-904	-977	-910	-1,101	-932	-937	-832	-1,246	-1,133				-3,473	-3,892	-3,947
Administrative expenses		-538	-562	-521	-647	-504	-508	-606	-779	-716				-1,972	-2,268	-2,397
Result from shares in joint ventures and associated companies		0	1	0	-1	14	0	-1	-4	10				0	0	9
Other operating income		25	22	40	41	57	47	40	52	75				135	128	196
Other operating expenses		-13	-6	-18	-25	-100	-131	-87	-162	-99				-72	-62	-480
Operating profit		850	861	1,054	704	900	878	1,022	950	1,104				3,133	3,469	3,750

Interest income		2	2	4	3	7	0	4	4	6				11	11	15
Interest expenses		-82	-78	-73	-81	-76	-85	-66	-100	-115				-333	-314	-327
Other financial items		5	-7	1	0	-13	-28	-7	-18	5				-20	-1	-66
Profit after financial items		775	778	986	626	818	765	953	836	1,000				2,791	3,165	3,372

Income tax		-193	-192	-184	-165	-196	-165	-226	-1,175	-231				-1,010	-734	-1,762
NET PROFIT/LOSS FROM CONTINUING OPERATIONS		582	586	802	461	622	600	727	-339	769				1,781	2,431	1,610

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations		-214	-346	-238	-1,413	-273	-157	-199	10	255				-4,362	-2,211	-619
NET PROFIT/LOSS		368	240	564	-952	349	443	528	-329	1,024				-2,581	220	991

ATTRIBUTABLE TO
Equity holders of the parent company		410	259	566	-1,043	343	411	504	-405	968				-2,269	192	853
Non-controlling interests		-42	-19	-2	91	6	32	24	76	56				-312	28	138
NET PROFIT/LOSS		368	240	564	-952	349	443	528	-329	1,024				-2,581	220	991

Earnings per share (SEK)		0.81	0.53	1.12	-2.08	0.68	0.82	1.00	-0.89	1.41				-5.02	0.38	1.61
Earnings per share, after dilution (SEK)		0.80	0.53	1.12	-2.08	0.68	0.81	0.99	-0.89	1.40				-5.02	0.37	1.59

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		582	586	802	461	622	600	727	-339	769				1,781	2,431	1,610
Non-controlling interests		0	0	0	0	0	0	0	0	0				0	0	0
NET PROFIT/LOSS		582	586	802	461	622	600	727	-339	769				1,781	2,431	1,610

Earnings per share (SEK)		1.16	1.17	1.58	0.97	1.24	1.19	1.44	-0.84	1.12				3.94	4.88	3.03
Earnings per share, after dilution (SEK)		1.15	1.17	1.58	0.97	1.24	1.18	1.43	-0.84	1.11				3.94	4.87	3.01

Balance sheet
		2016	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
SEK million	Comments	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

ASSETS
NON-CURRENT ASSETS
Goodwill		7,598	7,594	7,641	7,565	5,517	5,647	5,683	5,638	30,159	30,198
Other intangible assets		5,772	5,665	5,556	5,363	4,044	4,074	4,075	4,002	19,604	19,421
Intangible assets		13,370	13,259	13,197	12,928	9,561	9,721	9,758	9,640	49,763	49,619
Tangible assets		14,329	14,249	14,113	13,344	8,692	8,710	8,698	8,375	9,192	9,035
Right-of-use assets		0	0	0	0	0	0	0	0	0	6,048
Shares in joint ventures and associated companies		9	9	9	9	16	14	11	18	13	7,071
Other financial assets		1,551	1,398	1,425	1,291	778	723	928	959	1,015	798
Capitalized contract costs		617	596	597	563	380	347	327	324	373	396
Deferred tax assets		1,766	1,721	1,697	1,441	1,911	1,927	1,864	1,732	368	453
NON-CURRENT ASSETS		31,642	31,232	31,038	29,576	21,338	21,442	21,586	21,048	60,724	73,420

CURRENT ASSETS
Inventories		668	930	869	837	689	852	797	609	669	827
Current receivables		8,554	8,471	8,204	7,899	6,726	6,754	6,766	6,742	6,825	6,731
Current investments		21	7	3	3	3	3	70	3	2	2
Cash and cash equivalents		257	752	318	1,068	802	441	248	1,212	404	914
CURRENT ASSETS		9,500	10,160	9,394	9,807	8,220	8,050	7,881	8,566	7,900	8,474

ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	616	10,166	10,464	10,530	10,380	14,020	4,089

ASSETS		41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644	85,983

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company		18,773	19,284	16,968	17,206	17,246	18,187	16,782	17,037	36,334	37,405
Non-controlling interests		-300	-360	-349	-316	-114	-117	-80	-48	28	86
EQUITY		18,473	18,924	16,619	16,890	17,132	18,070	16,702	16,989	36,362	37,491

NON-CURRENT LIABILITIES
Interest-bearing liabilities		8,954	10,474	11,572	11,639	11,565	9,736	11,044	11,097	23,238	29,666
Non-interest-bearing liabilities		913	891	882	918	998	1,006	988	987	4,206	4,255
NON-CURRENT LIABILITIES		9,867	11,365	12,454	12,557	12,563	10,742	12,032	12,084	27,444	33,921

CURRENT LIABILITIES
Interest-bearing liabilities		3,388	2,197	2,639	2,026	820	2,431	2,607	2,621	6,763	4,209
Non-interest-bearing liabilities		9,414	8,906	8,720	8,248	7,074	6,622	6,536	6,227	8,088	7,078
CURRENT LIABILITIES		12,802	11,103	11,359	10,274	7,894	9,053	9,143	8,848	14,851	11,287

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	278	2,135	2,091	2,120	2,073	3,987	3,284

EQUITY AND LIABILITIES		41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644	85,983

Net debt		10,628	10,544	12,445	11,338	10,474	10,585	12,205	11,190	28,880	32,570
Economic net debt		10,389	10,266	11,980	10,659	9,753	9,775	11,341	10,205	27,849	25,058

Cash flow statement

(Total operations)
		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

OPERATING ACTIVITIES
Operating profit from continuing operations		850	861	1,054	704	900	878	1,022	950	1,104				3,469	3,750
Operating profit/loss from discontinued operations		-172	-238	-48	-1,051	-171	-64	3	35	305				-1,509	-197
Operating profit/loss		678	623	1,006	-347	729	814	1,025	985	1,409				1,960	3,553

Adjustments for non-cash items in operating profit/loss		938	914	866	1,890	879	883	1,012	1,202	1,388				4,608	3,976
Financial items paid/received		-8	-145	0	-133	-88	-116	-56	-343	-130				-286	-603
Taxes paid		-106	-133	-120	-126	-145	-280	-97	-121	-293				-485	-643
Cash flow from operations before changes in working capital		1,502	1,259	1,752	1,284	1,375	1,301	1,884	1,723	2,374				5,797	6,283
Changes in working capital		-478	415	207	-209	-467	-115	-33	-508	116				-65	-1,123
CASH FLOW FROM OPERATING ACTIVITIES		1,024	1,674	1,959	1,075	908	1,186	1,851	1,215	2,490				5,732	5,160

INVESTING ACTIVITIES
Capex paid		-846	-854	-669	-844	-840	-675	-759	-1,129	-1,671				-3,213	-3,403
Cash flow after capex paid		178	820	1,290	231	68	511	1,092	86	819				2,519	1,757
Acquisition and sale of shares and participations		0	-8	0	669	1	0	-7	-6,400	2,352				661	-6,406
Other financial assets		16	4	0	0	0	-66	66	0	0				20	0
Cash flow from investing activities		-830	-858	-669	-175	-839	-741	-700	-7,529	681				-2,532	-9,809
CASH FLOW AFTER INVESTING ACTIVITIES		194	816	1,290	900	69	445	1,151	-6,314	3,171				3,200	-4,649

FINANCING ACTIVITIES
Proceeds from loans		1,500	3,020	-332	-1,192	66	1,393	-168	16,336	1,756				2,996	17,627
Repayments of loans		-1,213	-1,631	-194	-4	-518	-28	-15	-10,828	-4,637				-3,042	-11,389
Dividends		0	-2,629	0	0	0	-2,013	0	0	0				-2,629	-2,013
Acquisition of non-controlling interests		0	0	0	0	0	0	0	0	0				0	0
New share issues		0	0	0	0	0	0	0	0	0				0	0
Repurchase of own shares		0	0	0	0	0	0	0	0	0				0	0
Other financing activities		0	0	0	0	0	0	0	0	0				0	0
Cash flow from financing activities		287	-1,240	-526	-1,196	-452	-648	-183	5,508	-2,881				-2,675	4,225
NET CHANGE IN CASH AND CASH EQUIVALENTS		481	-424	764	-296	-383	-203	968	-806	290				525	-424

Cash and cash equivalents at beginning of period		257	752	318	1,068	802	441	248	1,212	404				257	802
Exchange rate differences in cash and cash equivalents		14	-10	-14	30	22	10	-4	-2	220				20	26
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		752	318	1,068	802	441	248	1,212	404	914				802	404

CASH FLOW RECONCILIATION
Underlying EBITDA, continuing operations		1,455	1,423	1,610	1,397	1,460	1,523	1,725	1,925	2,659				5,885	6,633
Items affecting comparability, continuing operations		-98	-57	-40	-135	-65	-128	-170	-232	-262				-330	-595
EBITDA, continuing operations		1,357	1,366	1,570	1,262	1,395	1,395	1,555	1,693	2,397				5,555	6,038
EBITDA discontinued operations		237	161	327	636	190	298	460	451	434				1,361	1,399
Amortization of lease liabilities		0	0	0	0	0	0	0	0	-382				0	0
Capex paid		-846	-854	-669	-844	-840	-675	-759	-1,129	-1,671				-3,213	-3,403
Changes in working capital		-478	415	207	-209	-467	-115	-33	-508	116				-65	-1,123
Financial items paid/received		-8	-145	0	-133	-88	-116	-56	-343	-130				-286	-603
Taxes paid		-106	-133	-120	-126	-145	-280	-97	-121	-293				-485	-643
Other cash items		22	10	-25	-355	23	4	22	43	-34				-348	92
Equity free cash flow		178	820	1,290	231	68	511	1,092	86	437				2,519	1,757
of which Equity free cash flow, continuing operations		337	1,002	1,263	515	195	462	1,074	341	241				3,117	2,072
of which Equity free cash flow, continuing operations, rolling 12 months					3,117	2,975	2,435	2,246	2,072	2,118				3,117	2,072

Tele2 Group
		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden Consumer		2,078	2,116	2,114	2,324	2,138	2,198	2,191	3,473	3,799				8,632	10,000
Sweden Business		1,654	1,599	1,511	1,661	1,636	1,575	1,491	1,715	1,672				6,425	6,417
Lithuania		439	479	510	529	532	604	631	663	613				1,957	2,430
Latvia		257	279	305	337	296	325	339	348	322				1,178	1,308
Estonia		166	194	185	198	189	196	192	210	183				743	787
Croatia		359	410	463	462	433	450	536	518	475				1,694	1,937
Germany		160	154	150	148	139	138	135	127	122				612	539
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		30	32	36	37	32	41	45	34	0				135	152
Internal sales, elimination		-11	-11	-16	-19	-13	-18	-16	-19	-17				-57	-66
Total		5,164	5,292	5,296	5,714	5,425	5,560	5,597	7,122	7,217				21,466	23,704

END-USER SERVICE REVENUE
Sweden Consumer		1,548	1,562	1,586	1,564	1,536	1,542	1,564	2,578	3,164				6,260	7,220
Sweden Business		1,072	1,039	988	1,004	995	982	963	1,039	1,034				4,103	3,979
Lithuania		259	282	286	292	302	335	342	350	351				1,119	1,329
Latvia		150	167	177	178	179	194	199	196	199				672	768
Estonia		109	112	117	117	108	115	114	114	110				455	451
Croatia		206	224	240	233	260	272	293	285	286				903	1,110
Germany		159	153	149	147	138	138	133	127	122				608	536
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		0	0	0	0	0	0	0	0	0				0	0
Total		3,535	3,579	3,581	3,572	3,561	3,629	3,661	4,742	5,314				14,267	15,593

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	1,457				5,859	5,881
Sweden Business		516	472	447	459	459	463	461	481	475				1,894	1,864
Lithuania		259	282	286	292	302	335	342	350	351				1,119	1,329
Latvia		150	167	177	178	179	194	199	196	199				672	768
Estonia		108	112	116	116	104	110	109	108	105				452	431
Croatia		206	224	240	233	260	272	293	285	286				903	1,110
Germany		87	85	82	83	78	80	77	75	73				337	310
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		0	0	0	0	0	0	0	0	0				0	0
Total		2,789	2,846	2,877	2,871	2,877	2,967	3,023	3,026	2,994				11,383	11,893

UNDERLYING EBITDA excluding IFRS 16
Sweden Consumer		790	741	743	693	725	756	791	1,170	1,469				2,967	3,442
Sweden Business		351	301	375	354	355	286	409	340	374				1,381	1,390
Lithuania		147	171	175	159	178	205	231	203	232				652	817
Latvia		88	95	118	116	103	121	125	125	116				417	474
Estonia		44	44	49	48	35	40	46	46	38				185	167
Croatia		24	39	85	34	33	68	111	56	90				182	268
Germany		62	61	67	75	60	66	65	58	56				265	249
IoT		-29	-18	-20	-34	-18	-31	-22	-33	-6				-101	-104
Other		-22	-11	18	-48	-11	12	-31	-40	-29				-63	-70
Total		1,455	1,423	1,610	1,397	1,460	1,523	1,725	1,925	2,340				5,885	6,633

UNDERLYING EBITDAaL
Sweden										1,843
Lithuania										230
Latvia										116
Estonia										35
Croatia										89
Germany										56
IoT										-6
Other										-28
Total										2,335

								<-- IAS 17		IFRS 16 -->
UNDERLYING EBITDA
Sweden Consumer		790	741	743	693	725	756	791	1,170	1,641				2,967	3,442
Sweden Business		351	301	375	354	355	286	409	340	460				1,381	1,390
Lithuania		147	171	175	159	178	205	231	203	245				652	817
Latvia		88	95	118	116	103	121	125	125	125				417	474
Estonia		44	44	49	48	35	40	46	46	47				185	167
Croatia		24	39	85	34	33	68	111	56	119				182	268
Germany		62	61	67	75	60	66	65	58	56				265	249
IoT		-29	-18	-20	-34	-18	-31	-22	-33	-6				-101	-104
Other		-22	-11	18	-48	-11	12	-31	-40	-28				-63	-70
Total		1,455	1,423	1,610	1,397	1,460	1,523	1,725	1,925	2,659				5,885	6,633

								<-- IAS 17		IFRS 16 -->
Reconciling items to reported operating profit
Underlying EBITDA		1,455	1,423	1,610	1,397	1,460	1,523	1,725	1,925	2,659				5,885	6,633
Items affecting comparability		-98	-57	-40	-135	-65	-128	-170	-232	-262				-330	-595
EBITDA		1,357	1,366	1,570	1,262	1,395	1,395	1,555	1,693	2,397				5,555	6,038
Depreciation/amortization		-507	-506	-516	-557	-509	-517	-532	-888	-1,303				-2,086	-2,446
of which amortization of surplus from acquisitions		-37	-38	-38	-38	-37	-39	-37	-201	-299				-151	-314
of which depreciation of right-of-use assets		0	0	0	0	0	0	0	0	-303				0	0
of which depreciation/amortization other		-470	-468	-478	-519	-472	-478	-495	-687	-701				-1,935	-2,132
Impairment		0	0	0	0	0	0	0	149	0				0	149
Result from shares in joint ventures and associated companies		-	1	-	-1	14	-	-1	-4	10				0	9
Operating profit		850	861	1,054	704	900	878	1,022	950	1,104				3,469	3,750

CAPEX
Sweden		118	196	164	265	192	213	236	1,297	783				743	1,938
Lithuania		29	23	25	37	22	38	43	41	29				114	144
Latvia		17	20	19	27	24	20	25	44	101				83	113
Estonia		14	20	22	27	17	24	25	21	29				83	87
Croatia		7	25	22	36	11	37	23	57	83				90	128
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		3	7	8	12	7	7	4	11	6				30	29
Other		63	54	61	111	100	135	48	110	1				289	393
Total		251	345	321	515	373	474	404	1,581	1,032				1,432	2,832

of which
Network		112	177	162	310	172	219	201	440	269				761	1,032
IT		96	108	105	148	151	194	148	298	196				457	791
Customer equipment, CPE		31	36	27	37	37	44	30	64	126				131	175
Other		11	24	27	20	13	17	24	58	52				82	112
Capex excluding spectrum and leases		250	345	321	515	373	474	403	860	643				1,431	2,110
Spectrum		1	0	0	0	0	0	1	721	131				1	722
Right-of-use assets (Leases)		0	0	0	0	0	0	0	0	258				0	0
Total		251	345	321	515	373	474	404	1,581	1,032				1,432	2,832

CAPEX SPECTRUM
Sweden		0	0	0	0	0	0	0	721	0				0	721
Lithuania		0	0	0	0	0	0	0	0	0				0	0
Latvia		0	0	0	0	0	0	1	0	67				0	1
Estonia		1	0	0	0	0	0	0	0	0				1	0
Croatia		0	0	0	0	0	0	0	0	64				0	0
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		0	0	0	0	0	0	0	0	0				0	0
Other		0	0	0	0	0	0	0	0	0				0	0
Total		1	0	0	0	0	0	1	721	131				1	722

CAPEX RIGHT-OF-USE ASSETS (LEASES)
Sweden		0	0	0	0	0	0	0	0	239				0	0
Lithuania		0	0	0	0	0	0	0	0	3				0	0
Latvia		0	0	0	0	0	0	0	0	3				0	0
Estonia		0	0	0	0	0	0	0	0	9				0	0
Croatia		0	0	0	0	0	0	0	0	4				0	0
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		0	0	0	0	0	0	0	0	0				0	0
Other		0	0	0	0	0	0	0	0	0				0	0
Total		0	0	0	0	0	0	0	0	258				0	0

Tele2 Group, Pro forma*
* including pro forma for Com Hem (pre acquisition)
		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903	4,129	3,799				15,488	15,832
Sweden Business		1,728	1,670	1,576	1,731	1,702	1,644	1,556	1,740	1,672				6,705	6,642
Lithuania		439	479	510	529	532	604	631	663	613				1,957	2,430
Latvia		257	279	305	337	296	325	339	348	322				1,178	1,308
Estonia		166	194	185	198	189	196	192	210	183				743	787
Croatia		359	410	463	462	433	450	536	518	475				1,694	1,937
Germany		160	154	150	148	139	138	135	127	122				612	539
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		30	32	36	37	32	41	45	34	0				135	152
Internal sales, elimination		-11	-11	-16	-19	-13	-18	-16	-19	-17				-57	-66
Total		6,921	7,086	7,076	7,519	7,209	7,375	7,374	7,803	7,217				28,602	29,761

END-USER SERVICE REVENUE
Sweden Consumer		3,187	3,224	3,242	3,225	3,191	3,221	3,224	3,210	3,164				12,878	12,846
Sweden Business		1,142	1,106	1,051	1,072	1,058	1,048	1,025	1,063	1,034				4,371	4,194
Lithuania		259	282	286	292	302	335	342	350	351				1,119	1,329
Latvia		150	167	177	178	179	194	199	196	199				672	768
Estonia		109	112	117	117	108	115	114	114	110				455	451
Croatia		206	224	240	233	260	272	293	285	286				903	1,110
Germany		159	153	149	147	138	138	133	127	122				608	536
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		0	0	0	0	0	0	0	0	0				0	0
Total		5,244	5,308	5,300	5,301	5,279	5,374	5,383	5,398	5,314				21,153	21,434

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	1,457				5,859	5,881
Sweden Business		526	481	456	468	472	475	473	485	475				1,931	1,905
Lithuania		259	282	286	292	302	335	342	350	351				1,119	1,329
Latvia		150	167	177	178	179	194	199	196	199				672	768
Estonia		108	112	116	116	104	110	109	108	105				452	431
Croatia		206	224	240	233	260	272	293	285	286				903	1,110
Germany		87	85	82	83	78	80	77	75	73				337	310
IoT		32	40	38	37	43	51	53	53	48				147	200
Other		0	0	0	0	0	0	0	0	0				0	0
Total		2,799	2,855	2,886	2,880	2,890	2,979	3,035	3,030	2,994				11,420	11,934

UNDERLYING EBITDA excluding IFRS 16
Sweden Consumer		1,449	1,408	1,449	1,332	1,389	1,438	1,507	1,430	1,469				5,638	5,764
Sweden Business		352	305	395	383	372	294	439	345	374				1,435	1,450
Lithuania		147	171	175	159	178	205	231	203	232				652	817
Latvia		88	95	118	116	103	121	125	125	116				417	474
Estonia		44	44	49	48	35	40	46	46	38				185	167
Croatia		24	39	85	34	33	68	111	56	90				182	268
Germany		62	61	67	75	60	66	65	58	56				265	249
IoT		-29	-18	-20	-34	-18	-31	-22	-33	-6				-101	-104
Other		-22	-11	18	-48	-11	12	-31	-40	-29				-63	-70
Total		2,115	2,094	2,336	2,065	2,141	2,213	2,471	2,190	2,340				8,610	9,015

UNDERLYING EBITDAaL
Sweden										1,843
Lithuania										230
Latvia										116
Estonia										35
Croatia										89
Germany										56
IoT										-6
Other										-28
Total										2,335

								<-- IAS 17		IFRS 16 -->
UNDERLYING EBITDA
Sweden Consumer		1,449	1,408	1,449	1,332	1,389	1,438	1,507	1,430	1,641				5,638	5,764
Sweden Business		352	305	395	383	372	294	439	345	460				1,435	1,450
Lithuania		147	171	175	159	178	205	231	203	245				652	817
Latvia		88	95	118	116	103	121	125	125	125				417	474
Estonia		44	44	49	48	35	40	46	46	47				185	167
Croatia		24	39	85	34	33	68	111	56	119				182	268
Germany		62	61	67	75	60	66	65	58	56				265	249
IoT		-29	-18	-20	-34	-18	-31	-22	-33	-6				-101	-104
Other		-22	-11	18	-48	-11	12	-31	-40	-28				-63	-70
Total		2,115	2,094	2,336	2,065	2,141	2,213	2,471	2,190	2,659				8,610	9,015

CAPEX
Sweden		331	446	362	523	429	413	372	1,373	783				1,662	2,587
Lithuania		29	23	25	37	22	38	43	41	29				114	144
Latvia		17	20	19	27	24	20	25	44	101				83	113
Estonia		14	20	22	27	17	24	25	21	29				83	87
Croatia		7	25	22	36	11	37	23	57	83				90	128
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		3	7	8	12	7	7	4	11	6				30	29
Other		63	54	61	111	100	135	48	110	1				289	393
Total		464	595	519	773	610	674	540	1,657	1,032				2,351	3,481

of which
Network		203	290	249	455	267	305	263	473	269				1,197	1,308
IT		144	163	147	213	201	238	181	315	196				667	935
Customer equipment, CPE		95	105	88	75	122	105	70	84	126				363	381
Other		21	37	35	30	20	26	25	64	52				123	135
Capex excluding spectrum and leases		463	595	519	773	610	674	539	936	643				2,350	2,759
Spectrum		1	0	0	0	0	0	1	721	131				1	722
Right-of-use assets (Leases)		0	0	0	0	0	0	0	0	258				0	0
Total		464	595	519	773	610	674	540	1,657	1,032				2,351	3,481

CAPEX SPECTRUM
Sweden		0	0	0	0	0	0	0	721	0				0	721
Lithuania		0	0	0	0	0	0	0	0	0				0	0
Latvia		0	0	0	0	0	0	1	0	67				0	1
Estonia		1	0	0	0	0	0	0	0	0				1	0
Croatia		0	0	0	0	0	0	0	0	64				0	0
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		0	0	0	0	0	0	0	0	0				0	0
Other		0	0	0	0	0	0	0	0	0				0	0
Total		1	0	0	0	0	0	1	721	131				1	722

CAPEX RIGHT-OF-USE ASSETS (LEASES)
Sweden		0	0	0	0	0	0	0	0	239				0	0
Lithuania		0	0	0	0	0	0	0	0	3				0	0
Latvia		0	0	0	0	0	0	0	0	3				0	0
Estonia		0	0	0	0	0	0	0	0	9				0	0
Croatia		0	0	0	0	0	0	0	0	4				0	0
Germany		0	0	0	0	0	0	0	0	0				0	0
IoT		0	0	0	0	0	0	0	0	0				0	0
Other		0	0	0	0	0	0	0	0	0				0	0
Total		0	0	0	0	0	0	0	0	258				0	0

Sweden

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	1,457				5,859	5,881
Postpaid		1,103	1,119	1,153	1,148	1,152	1,168	1,189	1,189	1,179				4,523	4,698
Prepaid		328	345	338	325	300	294	300	289	278				1,336	1,183
Fixed		117	98	95	91	84	80	75	991	1,531				401	1,230
Fixed broadband		0	0	0	0	0	0	0	381	618				0	381
Digital TV		0	0	0	0	0	0	0	512	807				0	512
Cable & Fiber		0	0	0	0	0	0	0	295	466				0	295
DTT		0	0	0	0	0	0	0	217	341				0	217
Fixed telephony & DSL		117	98	95	91	84	80	75	98	106				401	337
Landlord & Other		0	0	0	0	0	0	0	109	176				0	109
End-user service revenue		1,548	1,562	1,586	1,564	1,536	1,542	1,564	2,578	3,164				6,260	7,220
Operator revenue		157	163	153	151	149	163	150	182	190				624	644
Equipment revenue		373	391	375	609	453	493	477	713	445				1,748	2,136
Internal sales		0	0	0	0	0	0	0	0	0				0	0
Consumer		2,078	2,116	2,114	2,324	2,138	2,198	2,191	3,473	3,799				8,632	10,000

Business
Mobile		516	472	447	459	459	463	461	481	475				1,894	1,864
Fixed		304	309	292	283	278	259	259	279	295				1,188	1,075
Solutions		252	258	249	262	258	260	243	279	264				1,021	1,040
End-user service revenue		1,072	1,039	988	1,004	995	982	963	1,039	1,034				4,103	3,979
Operator revenue, excluding Wholesale		30	29	34	30	31	34	26	36	24				123	127
Equipment revenue		392	364	311	474	464	418	349	503	446				1,541	1,734
Wholesale revenue		160	166	178	151	145	140	152	136	167				655	573
Internal sales		0	1	0	2	1	1	1	1	1				3	4
Business		1,654	1,599	1,511	1,661	1,636	1,575	1,491	1,715	1,672				6,425	6,417

Total		3,732	3,715	3,625	3,985	3,774	3,773	3,682	5,188	5,471				15,057	16,417

UNDERLYING EBITDA excluding IFRS 16
Consumer		790	741	743	693	725	756	791	1,170	1,469				2,967	3,442
Business		351	301	375	354	355	286	409	340	374				1,381	1,390
of which Wholesale		26	39	62	78	66	19	72	52	68				205	209
Total		1,141	1,042	1,118	1,047	1,080	1,042	1,200	1,510	1,843				4,348	4,832

								<-- IAS 17		IFRS 16 -->
UNDERLYING EBITDA
Consumer		790	741	743	693	725	756	791	1,170	1,641				2,967	3,442
Business		351	301	375	354	355	286	409	340	460				1,381	1,390
of which Wholesale		26	39	62	78	66	19	72	52	89				205	209
Total		1,141	1,042	1,118	1,047	1,080	1,042	1,200	1,510	2,101				4,348	4,832

Lease amortization and lease interest										-258
Underlying EBITDAaL										1,843

CAPEX
Network		37	81	73	175	86	87	93	260	201				366	526
IT		49	66	50	49	61	74	100	210	176				214	445
Customer equipment, CPE		31	36	27	35	37	44	30	63	126				129	174
Other		1	13	14	6	8	8	13	43	41				34	72
Capex excluding spectrum and leases		118	196	164	265	192	213	236	576	544				743	1,217
Spectrum		0	0	0	0	0	0	0	721	0				0	721
Right-of-use assets (Leases)		0	0	0	0	0	0	0	0	239				0	0
Total		118	196	164	265	192	213	236	1,297	783				743	1,938

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA
Consumer - Addressable fixed footprint
Households		0	0	0	0	0	0	0	3,114	3,178

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,967	2,979	2,947	2,927
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817	1,822
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,130	1,105
Fixed		152	144	135	127	113	108	100	2,208	2,201
Fixed broadband		0	0	0	0	0	0	0	827	839
Digital TV		0	0	0	0	0	0	0	1,057	1,049
Cable & Fiber		0	0	0	0	0	0	0	658	661
DTT		0	0	0	0	0	0	0	399	388
Fixed telephony & DSL		152	144	135	127	113	108	100	324	313
Consumer		3,196	3,206	3,207	3,153	3,089	3,075	3,079	5,155	5,128

Business RGUs
Mobile		807	799	802	808	844	856	869	889	896

Sweden, Pro forma*
* including pro forma for Com Hem (pre acquisition)

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	1,457				5,859	5,881
Postpaid		1,103	1,119	1,153	1,148	1,152	1,168	1,189	1,189	1,179				4,523	4,698
Prepaid		328	345	338	325	300	294	300	289	278				1,336	1,183
Fixed		1,560	1,566	1,562	1,560	1,555	1,575	1,558	1,555	1,531				6,248	6,243
Fixed broadband		500	531	542	556	571	595	600	614	618				2,129	2,380
Digital TV		890	887	877	866	856	856	841	826	807				3,520	3,379
Cable & Fiber		466	475	473	472	472	479	476	474	466				1,886	1,901
DTT		424	412	404	394	384	377	365	352	341				1,634	1,478
Fixed telephony & DSL		170	148	143	138	128	124	117	115	106				599	484
Landlord & Other		196	194	189	192	184	184	177	177	176				771	722
End-user service revenue		3,187	3,224	3,242	3,225	3,191	3,221	3,224	3,210	3,164				12,878	12,846
Operator revenue		188	198	188	188	187	203	191	199	190				762	780
Equipment revenue		386	417	399	646	478	520	488	720	445				1,848	2,206
Internal sales		0	0	0	0	0	0	0	0	0				0	0
Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903	4,129	3,799				15,488	15,832

Business
Mobile		526	481	456	468	472	475	473	485	475				1,931	1,905
Fixed		359	361	340	335	325	309	306	298	295				1,395	1,238
Solutions		257	264	255	269	261	264	246	280	264				1,045	1,051
End-user service revenue		1,142	1,106	1,051	1,072	1,058	1,048	1,025	1,063	1,034				4,371	4,194
Operator revenue, excluding Wholesale		30	29	34	30	31	34	26	36	24				123	127
Equipment revenue		396	368	313	476	467	421	352	504	446				1,553	1,744
Wholesale revenue		160	166	178	151	145	140	152	136	167				655	573
Internal sales		0	1	0	2	1	1	1	1	1				3	4
Business		1,728	1,670	1,576	1,731	1,702	1,644	1,556	1,740	1,672				6,705	6,642

Total		5,489	5,509	5,405	5,790	5,558	5,588	5,459	5,869	5,471				22,193	22,474

UNDERLYING EBITDA excluding IFRS 16
Consumer		1,449	1,408	1,449	1,332	1,389	1,438	1,507	1,430	1,469				5,638	5,764
Business		352	305	395	383	372	294	439	345	374				1,435	1,450
of which Wholesale		12	30	65	98	64	9	79	48	68				205	200
Total		1,801	1,713	1,844	1,715	1,761	1,732	1,946	1,775	1,843				7,073	7,214

								<-- IAS 17		IFRS 16 -->
UNDERLYING EBITDA
Consumer		1,449	1,408	1,449	1,332	1,389	1,438	1,507	1,430	1,641				5,638	5,764
Business		352	305	395	383	372	294	439	345	460				1,435	1,450
of which Wholesale		12	30	65	98	64	9	79	48	89				205	200
Total		1,801	1,713	1,844	1,715	1,761	1,732	1,946	1,775	2,101				7,073	7,214

Lease amortization and lease interest										-258
Underlying EBITDAaL										1,843

CAPEX
Network		128	194	160	320	181	173	155	293	201				802	802
IT		97	121	92	114	111	118	133	227	176				424	589
Customer equipment, CPE		95	105	88	73	122	105	70	83	126				361	380
Other		11	26	22	16	15	17	14	49	41				75	95
Capex excluding spectrum and leases		331	446	362	523	429	413	372	652	544				1,662	1,866
Spectrum		0	0	0	0	0	0	0	721	0				0	721
Right-of-use assets (Leases)		0	0	0	0	0	0	0	0	239				0	0
Total		331	446	362	523	429	413	372	1,373	783				1,662	2,587

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA
Consumer - Addressable fixed footprint
Households		2,324	2,594	2,686	2,831	2,871	2,948	2,991	3,114	3,178

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,967	2,979	2,947	2,927
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817	1,822
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,130	1,105
Fixed		2,284	2,279	2,278	2,277	2,256	2,244	2,231	2,208	2,201
Fixed broadband		727	743	759	778	790	801	814	827	839
Digital TV		1,120	1,112	1,107	1,098	1,086	1,074	1,066	1,057	1,049
Cable & Fiber		644	645	651	655	653	654	655	658	661
DTT		476	467	456	443	432	420	411	399	388
Fixed telephony & DSL		437	424	412	401	381	369	351	324	313
Consumer		5,328	5,341	5,350	5,303	5,232	5,211	5,210	5,155	5,128

Business RGUs
Mobile		821	813	815	821	855	868	881	889	896

Lithuania

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		259	282	286	292	302	335	342	350	351				1,119	1,329
Fixed		0	0	0	0	0	0	0	0	0				0	0
End-user service revenue		259	282	286	292	302	335	342	350	351				1,119	1,329
Operator revenue		52	55	59	57	55	63	70	61	60				223	249
Equipment revenue		123	138	160	174	170	198	211	243	193				595	822
Internal sales		5	4	5	6	5	8	8	9	9				20	30
Total revenue		439	479	510	529	532	604	631	663	613				1,957	2,430

Underlying EBITDA excluding IFRS 16		147	171	175	159	178	205	231	203	232				652	817

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		147	171	175	159	178	205	231	203	245				652	817
Lease amortization and lease interest										-15
Underlying EBITDAaL										230

Capex excluding spectrum and leases		29	23	25	37	22	38	43	41	26				114	144
Spectrum		0	0	0	0	0	0	0	0	0				0	0
Leases		0	0	0	0	0	0	0	0	3				0	0
Capex		29	23	25	37	22	38	43	41	29				114	144

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		1,767	1,775	1,795	1,792	1,808	1,834	1,869	1,861	1,857

Latvia

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		150	167	177	178	179	194	199	196	199				672	768
Fixed		0	0	0	0	0	0	0	0	0				0	0
End-user service revenue		150	167	177	178	179	194	199	196	199				672	768
Operator revenue		49	53	56	55	47	51	53	50	47				213	201
Equipment revenue		54	56	66	95	66	75	83	97	72				271	321
Internal sales		4	3	6	9	4	5	4	5	4				22	18
Total revenue		257	279	305	337	296	325	339	348	322				1,178	1,308

Underlying EBITDA excluding IFRS 16		88	95	118	116	103	121	125	125	116				417	474

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		88	95	118	116	103	121	125	125	125				417	474
Lease amortization and lease interest										-9
Underlying EBITDAaL										116

Capex excluding spectrum and leases		17	20	19	27	24	20	24	44	31				83	112
Spectrum		0	0	0	0	0	0	1	0	67				0	1
Leases		0	0	0	0	0	0	0	0	3				0	0
Capex		17	20	19	27	24	20	25	44	101				83	113

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		942	954	968	952	942	942	964	951	946

Estonia

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		108	112	177	178	179	194	199	196	199				672	768
Fixed		0	0	0	0	0	0	0	0	0				0	0
End-user service revenue		150	167	177	178	179	194	199	196	199				672	768
Operator revenue		49	53	56	55	47	51	53	50	47				213	201
Equipment revenue		54	56	66	95	66	75	83	97	72				271	321
Internal sales		4	3	6	9	4	5	4	5	4				22	18
Total revenue		257	279	305	337	296	325	339	348	322				1,178	1,308

Underlying EBITDA excluding IFRS 16		88	95	118	116	103	121	125	125	116				417	474

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		88	95	118	116	103	121	125	125	125				417	474
Lease amortization and lease interest										-9
Underlying EBITDAaL										116

Capex excluding spectrum and leases		17	20	19	27	24	20	24	44	31				83	112
Spectrum		0	0	0	0	0	0	1	0	67				0	1
Leases		0	0	0	0	0	0	0	0	3				0	0
Capex		17	20	19	27	24	20	25	44	101				83	113

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		942	954	968	952	942	942	964	951	946

Croatia

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		206	224	240	233	260	272	293	285	286				903	1,110
Fixed		0	0	0	0	0	0	0	0	0				0	0
End-user service revenue		206	224	240	233	260	272	293	285	286				903	1,110
Operator revenue		46	60	89	50	44	60	107	58	49				245	269
Equipment revenue		106	124	131	178	127	116	134	173	138				539	550
Internal sales		1	2	3	1	2	2	2	2	2				7	8
Total revenue		359	410	463	462	433	450	536	518	475				1,694	1,937

Underlying EBITDA excluding IFRS 16		24	39	85	34	33	68	111	56	90				182	268

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		24	39	85	34	33	68	111	56	119				182	268
Lease amortization and lease interest										-30
Underlying EBITDAaL										89

Capex excluding spectrum and leases		7	25	22	36	11	37	23	57	15				90	128
Spectrum		0	0	0	0	0	0	0	0	64				0	0
Leases		0	0	0	0	0	0	0	0	4				0	0
Capex		7	25	22	36	11	37	23	57	83				90	128

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		788	822	884	841	844	885	945	897	894

Germany

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		87	85	82	83	78	80	77	75	73				337	310
Fixed		72	68	67	64	60	58	56	52	49				271	226
End-user service revenue		159	153	149	147	138	138	133	127	122				608	536
Operator revenue		0	0	0	1	0	0	1	0	0				1	1
Equipment revenue		1	1	1	0	1	0	1	0	0				3	2
Internal sales		0	0	0	0	0	0	0	0	0				0	0
Total revenue		160	154	150	148	139	138	135	127	122				612	539

Underlying EBITDA excluding IFRS 16		62	61	67	75	60	66	65	58	56				265	249

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		62	61	67	75	60	66	65	58	56				265	249
Lease amortization and lease interest										0
Underlying EBITDAaL										56

Capex excluding spectrum and leases		0	0	0	0	0	0	0	0	0				0	0
Spectrum		0	0	0	0	0	0	0	0	0				0	0
Leases		0	0	0	0	0	0	0	0	0				0	0
Capex		0	0	0	0	0	0	0	0	0				0	0

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		160	153	147	142	137	134	130	126	122

Kazakhstan         discontinued operation

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		494	545	505	552	534	613	628	650	632				2,096	2,425
Fixed		0	0	0	0	0	0	0	0	0				0	0
End-user service revenue		494	545	505	552	534	613	628	650	632				2,096	2,425
Operator revenue		148	160	142	151	146	167	162	162	151				601	637
Equipment revenue		6	6	5	7	7	4	5	6	4				24	22
Internal sales		0	0	0	0	0	0	0	0	0				0	0
Total revenue		648	711	652	710	687	784	795	818	787				2,721	3,084

Underlying EBITDA excluding IFRS 16		121	160	167	196	202	264	273	314	312				644	1,053

								<-- IAS 17		IFRS 16 -->
Underlying EBITDA		121	160	167	196	202	264	273	314	352				644	1,053
Lease amortization and lease interest										-49
Underlying EBITDAaL										303

Capex excluding spectrum and leases		129	168	56	148	39	94	16	125	38				501	274
Spectrum		0	0	0	0	0	0	0	0	0				0	0
Leases		0	0	0	0	0	0	0	0	98				0	0
Capex		129	168	56	148	39	94	16	125	136				501	274

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		6,514	6,753	6,814	6,914	6,929	7,029	7,091	7,160	7,067

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

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